Exhibit 99.1

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7164

Management’s Discussion and Analysis

of Results of Operations and Financial Position

Magna International Inc.

December 31, 2011

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

All amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars, unless otherwise noted. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011 which are prepared in accordance with United States generally accepted accounting principles (“GAAP”) as well as the “Forward-Looking Statements” on page 38.

On January 1, 2011, we adopted U.S. GAAP as our primary basis of accounting, as further discussed in notes 1 and 2 to the annual consolidated financial statements for the year ended December 31, 2011.

The adoption of U.S. GAAP did not have a material change on our accounting policies or financial results, except for the reporting differences disclosed in note 28 to the annual consolidated financial statements for the year ended December 31, 2010. All comparative financial information contained in this MD&A and the audited consolidated financial statements has been revised to reflect our results as if they had been historically reported in accordance with U.S. GAAP.

This MD&A has been prepared as at March 12, 2012.

OVERVIEW

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers (“OEMs”) of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at December 31, 2011, we had 286 manufacturing operations and 88 product development, engineering and sales centres in 26 countries.

HIGHLIGHTS

Operations

Global light vehicle production continued to expand in 2011, building on the growth experienced in 2010 following the significant decline in 2009. Light vehicle production in our two primary markets, North America and Western Europe, both experienced further growth in 2011.

In North America, light vehicle production increased 10% in 2011 to 13.1 million units, compared to 12.0 million units in 2010. The growth in production reflects, among other things, the ongoing strengthening of North American auto sales.

Despite uncertainties that arose during 2011 regarding the state of a number of European economies, light vehicle production in Western Europe grew 3% during 2011 to 13.7 million units, compared to 13.3 million units in 2010. Higher exports of European-built vehicles into other markets, including China, contributed to the vehicle production growth in Western Europe.

Our 2011 total sales increased 23% over 2010, with North American, European and Rest of World production sales, as well as complete vehicle assembly sales, and tooling and other sales all posting increases. Rest of World production sales, our fastest-growing segment, rose 61% to $1.4 billion compared to $871 million in 2010. This growth reflects our significant ongoing activity in a number of high-growth countries around the world.

Income from operations before income taxes for 2011 was $1.22 billion compared to $1.20 billion for 2010. Excluding other expense, net, income from operations before income taxes increased $151 million. The increase was primarily as a result of our higher sales due to higher light vehicle production in our key markets, largely offset by operational inefficiencies and other costs, in particular at our exteriors and interiors systems business in Europe, as well as rising commodity costs and higher new facility costs incurred to support our growth around the world.

1

Dividends

On February 23, 2012 our Board declared a dividend of U.S. $0.275 per share in respect of the fourth quarter of 2011, representing an increase of 10% over the third quarter of 2011 dividend.

Normal Course Issuer Bid

We purchased 8 million Common Shares, the entire amount authorized under a normal course issuer bid approved by our Board in November 2010 and which expired in November 2011. On November 3, 2011 our Board of Directors approved a normal course issuer bid to purchase up to 12.0 million of our issued and outstanding Common Shares, representing approximately 5% of our public float of Common Shares. The normal course issuer bid will terminate in November 2012. To date, we have purchased 3.2 million shares under our current normal course issuer bid.

Acquisitions and Joint Ventures

We have completed a number of acquisitions since January 1, 2011 in order to acquire technologies that complement our existing business, expand our footprint in new regions and further consolidate our position in certain product areas. Our acquisitions of Grenville Castings (2007) Limited in North America and the BDW technologies group in Europe have provided us with low-pressure and high-pressure casting technologies. Our acquisition of ThyssenKrupp Automotive Systems Industrial do Brasil Ltda. increases our presence as a metalforming and chassis system supplier to OEMs in South America, and expands our global metalforming footprint. We also purchased select assets of Continental Plastics Co., the business and certain assets of a high-strength extrusion stamping facility in Germany, and the business and certain assets of a bus and light rail seating systems company, which together enable us to expand our business and further support our customers.

In addition, during the year ended December 31, 2011, we have established three new joint ventures, including two which we formed with local suppliers in China in order to strengthen our relationships with certain Chinese OEMs. Our MCC Wuhu Exteriors joint venture will supply injection moulded and painted products to Chery Automobile and our Changsha Cosma Automotive joint venture will supply major body and chassis components and structural assemblies, beginning with Guangzhou Automobile Group Co. Ltd. (GAC) for a Fiat program.

Governance

In addition to the many governance initiatives we have implemented following the elimination of our dual-class share structure in August 2010, we recently announced the following additional governance enhancements:

•                      an advisory shareholder vote on our approach to executive compensation;

•                      clarification of our majority voting policy;

•                      elimination of director stock options;

•                     disclosure of detailed shareholder voting results;

•                      continuation of our Board renewal process;

•                      adoption of a formal Board education policy; and

•                      enhancements to our annual Board evaluation process.

Going Forward

We expect global light vehicle production to grow further in 2012, provided that overall economic conditions do not significantly deteriorate. In North America, we expect continued growth in light vehicle production driven by further strengthening of auto sales. In Western Europe, we expect a decline in light vehicle production in 2012, primarily driven by the ongoing economic uncertainty in Europe.

In addition, key areas of focus for 2012 include the continued improvement of our underperforming operations, particularly in Europe, the successful launch of a number of new facilities around the world, the ongoing use of our strong balance sheet to further invest in our business, and additional diversification of our sales by region, customer and vehicle segment.

Executive management’s broader priorities include bringing all of our manufacturing facilities up to “World Class Manufacturing” levels, the continued focus on innovation in order to support our customers and win future business, and the enhancement of our leadership development process, to ensure that we have strong leaders to manage our growing number of operations around the world.

2

FINANCIAL RESULTS SUMMARY

During 2011, we posted sales of $28.7 billion, an increase of 23% from 2010. This higher sales level was a result of increases in our North American, European and Rest of World production sales and our complete vehicle assembly sales. Comparing 2011 to 2010:

•                  North American vehicle production and our production sales increased 10% and 21%, respectively;

•                  Western European vehicle production increased 3% and our European production sales increased 25%;

•                  Complete vehicle assembly sales rose 24% to $2.7 billion, as complete vehicle assembly volumes increased 51%;

•                  Rest of World production sales increased 61% to $1.4 billion from $0.9 billion; and

•                  Tooling, engineering and other sales grew by 3% to $2.1 billion.

During 2011, we earned operating income of $1.22 billion compared to $1.20 billion for 2010. Excluding other expense, net recorded in 2011 and 2010, as discussed in the “Other Expense, net” section, the $151 million increase in operating income was primarily as a result of:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to 2010;

•                  lower costs incurred related to launches at our complete vehicle assembly operations;

•                  a $20 million stock-based compensation charge in 2010 as a result of modifying option agreements with three departing executives and a related $9 million contract termination payment;

•                  productivity and efficiency improvements at certain facilities;

•                  lower stock-based compensation;

•                  lower incentive compensation; and

•                  the disposition of a non-strategic interior systems operation during the third quarter of 2011.

These factors were partially offset by:

•                  operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities in Europe;

•                  increased pre-operating costs incurred at new facilities;

•                 rising commodity costs;

•                  higher costs related to launches in our components business;

•                  a $32 million recovery, in 2010, of receivables previously provided for;

•                  favourable settlement of certain commercial items in 2010;

•                  higher employee profit sharing;

•                  the $20 million benefit related to the recovery of previously expensed engineering and design costs in 2010;

•                  higher warranty costs of $14 million;

•                  lower equity income; and

•                  net customer price concessions subsequent to 2010.

During 2011, net income of 1.0 billion increased $12 million compared to 2010. Net income was impacted by other expense, net and the U.S. Valuation Allowance, as discussed in the “Other Expense, net” and “Income Taxes” sections, respectively. Other expense, net negatively impacted 2011 net income by $155 million and 2010 net income by $18 million, while the U.S. Valuation Allowance positively impacted 2011 net income by $78 million. Excluding other expense, net, after tax, and the U.S Valuation Allowance, net income for 2011 increased $71 million. The increase in net income was a result of the increase in operating income partially offset by higher income taxes primarily as a result of an increase in income in Canada.

During 2011, our diluted earnings per share decreased $0.10 to $4.20 for 2011 compared to $4.30 for 2010. Diluted earnings per share was impacted by other expense, net, after tax, and the U.S. Valuation Allowance, as discussed in the “Other Expense, net” and “Income Taxes” sections, respectively. Other expense, net, after tax, negatively impacted our 2011 diluted earnings per share by $0.65 and our 2010 diluted earnings per share by $0.07, while the U.S. Valuation Allowance positively impacted our 2011 diluted earnings per share by $0.32. Excluding other expense, net, after tax, and the U.S. Valuation Allowance, the $0.16 increase in diluted earnings per share is a result of the increase in net income attributable to Magna International Inc. partially offset by an increase in the weighted average number of diluted shares outstanding during 2011. The increase in the weighted average number of diluted shares outstanding was due to the net issue of shares during 2010 related to the court-approved plan of arrangement completed August 31, 2010 (“the Arrangement”) that eliminated our dual-class share structure and an increase in the number of diluted shares associated with stock options partially offset by the effect of the repurchase and cancellation of Common Shares pursuant to our normal course issuer bids.

3

INDUSTRY TRENDS AND RISKS

A number of general trends which have been impacting the automotive industry and our business in recent years are expected to continue, including the following:

•                      the long-term growth of the automotive industry in China, India and other high-growth/low cost markets, including accelerated movement of component and vehicle design, development, engineering and manufacturing to certain of these markets;

•                      the growth of the A to D vehicle segments (micro to mid-size cars), particularly in developing markets;

•                      the extent to which innovation in the automotive industry is being driven by governmental regulation of fuel economy and emissions, vehicle recyclability and vehicle safety;

•                      the consolidation of vehicle platforms;

•                      the growth of cooperative alliances and arrangements among competing automotive OEMs, including shared purchasing of components; joint engine, powertrain and/or platform development; engine, powertrain and platform sharing; and joint vehicle hybridization and electrification initiatives and other forms of cooperation;

•                      the consolidation of automotive suppliers; and

•                      the ongoing exertion of pricing pressure by OEMs.

The following are some of the more significant risks that could affect our ability to achieve our desired results:

•                      The global automotive industry is cyclical. A worsening of economic and political conditions, including through rising interest rates or inflation, high unemployment, increasing energy prices, declining real estate values, increased volatility in global capital markets, international conflicts and/or other factors, may result in lower consumer confidence, which has a significant impact on consumer demand for vehicles. Vehicle production is affected by consumer demand, particularly following the restructuring actions taken by some OEMs in recent years. A significant decline in production volumes from current levels could have a material adverse effect on our profitability.

•                      While a number of regions appear to have recovered from the 2008-2009 global recession, uncertainty remains about the strength of the recovery in some regions such as North America, while other regions such as Europe are currently experiencing an economic downturn. The continuation of economic uncertainty or deterioration of the global economy for an extended period of time could have a material adverse effect on our profitability and financial condition.

•                      Europe is currently experiencing a “sovereign debt crisis” as a result of widespread concern about the ability of several European governments to repay their debt. Despite efforts made to date, additional actions may be required to stabilize several Eurozone economies and considerable uncertainty remains with respect to the ultimate outcome of these actions. Conditions in Europe have resulted in increased volatility in global capital markets, as well as lower consumer confidence, which could continue for the foreseeable future. In these circumstances, many of the risks faced by the automotive industry and our business could intensify, which could have a material adverse effect on our operations, financial condition and profitability.

•                      It is likely that we may downsize, close or sell some of our operating divisions. By taking such actions, we may incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our short-term profitability.

•                      Although we are working to turn around financially underperforming operating divisions, there is no guarantee that we will be successful in doing so in the short-term. The continued underperformance of one or more operating divisions could have a material adverse effect on our profitability and operations.

•                      From time to time, we are awarded new or takeover business by our customers. The launch of new business is a complex process, the success of which depends on a wide range of factors, including the production readiness of our and our suppliers’ manufacturing facilities and manufacturing processes, as well as factors related to tooling, equipment, employees, initial product quality and other factors. Our failure to successfully launch material new or takeover business could have an adverse effect on our profitability.

•                      We believe we will have sufficient available cash to successfully execute our business plan, even in the event of another global recession similar to that of 2008-2009. However, uncertain economic conditions create significant planning risks for us. The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of economic conditions or a more prolonged recession than that experienced in 2008-2009 could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

4

•                      The failure of any major financial institutions in the future could adversely affect our ability, as well as our customers’ and suppliers’ ability, to access liquidity needed to support our operating activities. Additionally, the failure of a financial institution in which we invest our cash reserves or that is a counterparty in a derivatives transaction (primarily currency and commodities hedges) with us, could increase the risk that our cash reserves and amounts owing to us pursuant to derivative transactions may not be fully recoverable. Any of these risks could have an adverse effect on our financial condition.

•                      While the automotive industry appears to have stabilized following the 2008-2009 recession, there is no certainty regarding the long-term financial health of our customers and suppliers. The bankruptcy or insolvency of a major customer or supplier to us could have a material adverse effect on our profitability.

•                      A disruption in the supply of components to us from our suppliers could cause the temporary shut-down of our or our customers’ production lines. Any prolonged supply disruption, including due to the inability to re-source or in-source production, could have a material adverse effect on our profitability.

•                      Some of our manufacturing facilities are unionized, as are many manufacturing facilities of our customers and suppliers. Unionized facilities are subject to the risk of labour disruptions from time to time. A significant labour disruption could lead to a lengthy shutdown of our or our customers’ and/or our suppliers’ production lines, which could have a material adverse effect on our operations and profitability.

•                      The automotive supply industry is highly competitive. As a result of our diversified automotive business, some competitors in each of our product capabilities have greater market share than we do. Failure to successfully compete with existing or new competitors could have an adverse effect on our operations and profitability.

•                      We depend on the outsourcing of components, modules and assemblies, as well as complete vehicles, by OEMs. The extent of OEM outsourcing is influenced by a number of factors, including: relative cost, quality and timeliness of production by suppliers as compared to OEMs; capacity utilization; OEMs’ perceptions regarding the strategic importance of certain components/modules to them; labour relations among OEMs, their employees and unions; and other considerations. A reduction in outsourcing by OEMs, or the loss of any material production or assembly programs combined with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

•                      Contracts from our customers consist of blanket purchase orders which generally provide for the supply of a customer’s annual requirements for a particular vehicle, instead of a specific quantity of products. These blanket purchase orders can be terminated by a customer at any time and, if terminated, could result in our incurring various pre-production, engineering and other costs which we may not recover from our customer and which could have an adverse effect on our profitability.

•                      We continue to invest in technology and innovation which we believe will be critical to our long-term growth. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be a significant factor in our ability to remain competitive. If there is a shift away from the use of technologies in which we are investing, our costs may not be fully recovered. We may be placed at a competitive disadvantage if other technologies emerge as industry-leading technologies, which could have a material adverse effect on our profitability and financial condition.

•                     We recorded significant impairment charges related to goodwill, long-lived assets and future tax assets in recent years and may continue to do so in the future. The early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract could be indicators of impairment. In addition, to the extent that forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes; are not met, any resulting impairment loss could have a material adverse effect on our profitability.

•                      Although we supply parts to all of the leading OEMs, a significant majority of our sales are to six such customers. While we have diversified our customer base somewhat in recent years and continue to attempt to further diversify, there is no assurance we will be successful. Shifts in market share away from our top customers could have a material adverse effect on our profitability.

•                      While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares among vehicles or vehicle segments, particularly shifts away from vehicles on which we have significant content and shifts away from vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our profitability.

5

•                      While we continue to expand our manufacturing footprint with a view to taking advantage of manufacturing opportunities in markets such as China, India, Brazil, Russia and other non-traditional markets for us, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, the establishment of manufacturing operations in new markets carries its own risks, including those relating to political and economic instability; trade, customs and tax risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; and other risks associated with conducting business internationally. The occurrence of any such risks could have an adverse effect on our operations, financial condition and profitability.

•                      Prices for certain key raw materials and commodities used in our parts, including steel and resin, have recently been more volatile than their long-term historic patterns. To the extent we are unable to offset commodity price increases by passing the increased cost to our customers, by engineering products with reduced commodity content, through hedging strategies, or otherwise, such additional commodity costs could have an adverse effect on our profitability.

•                      Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

•                      We have completed a number of acquisitions and may continue to do so in the future. In those product areas in which we have identified acquisitions as a key aspect of our business strategy, we may not be able to identify suitable acquisition targets or successfully acquire any suitable targets which we identify. Additionally, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete, which could have a material adverse effect on our profitability.

•                      We face ongoing pricing pressure, as well as pressure to absorb costs related to product design, engineering and tooling, as well as other items previously paid for directly by OEMs. Our inability to fully offset price concessions or costs previously paid for by OEMs could have an adverse effect on our profitability.

•                      Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product defect issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue and we are required to participate either voluntarily or involuntarily. Currently, under most customer agreements, we only account for existing or probable warranty claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience. While we possess considerable historical warranty and recall data and experience with respect to the products we currently produce, we have little or no warranty and recall data which allows us to establish accurate estimates of, or provisions for, future warranty or recall costs relating to new products, assembly programs or technologies being brought into production. The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition.

•                      Our vehicle electrification business is currently conducted through a partnership, Magna E-Car Systems (“E-Car”), which is indirectly controlled by the Stronach group as a result of its right to appoint three of the five members of the management committee through which the business and affairs of the partnership are managed and controlled. Subject to our veto rights in respect of certain fundamental changes and specified business decisions, the Stronach group is able to cause E-Car to effect transactions without our consent. In addition, E-Car has an unrestricted right to compete with us, now or in the future, in the design, engineering, manufacture or sale of electric or hybrid-electric vehicle components. Despite the Stronach group’s control of E-Car, our customers may continue to look to us for resolution of financial, operational, quality or warranty issues relating to programs for which E-Car is responsible, which could have an adverse effect on our profitability.

•                      We have no obligation to make additional investments in E-Car under the terms of the E-Car partnership agreement. However, it is unlikely that the initial capital contributions made by us and the Stronach group to E-Car will be sufficient to fund its ongoing operations. Subject to approval by the unconflicted members of our Board (which excludes Mr. Stronach, who would have a conflict of interest), we may or may not choose to make further investments in E-Car. That determination will be based on what will best serve Magna’s long-term business. Our ability to recover our initial investment or any potential subsequent investment(s) in E-Car is subject to a number of risks and uncertainties, including E-Car’s ability to successfully introduce and commercially provide its products and services. The failure to recover our investment in E-Car could have a material adverse effect on Magna’s profitability and financial condition.

6

•                      We continue to pursue opportunities in areas that are complementary to our existing automotive design, engineering and manufacturing capabilities, such as structural elements and panels for solar panels, stamped components for consumer durables, including household appliances, and various components for heavy trucks, all in order to more efficiently use our capital assets, technological know-how and manufacturing capacity. Many of these “non-automotive” industries are subject to some of the same types of risks as our automotive business, including: sensitivity to economic conditions, cyclicality and technology risks. We also face a diverse number of competitors possessing varying degrees of financial and operational strength and experience in their industry. Failure to adequately understand these non-automotive businesses, including with respect to warranty issues, pricing and other factors, could have an adverse effect on our operations and profitability.

•                      Our manufacturing facilities are subject to risks associated with natural disasters, including fires, floods, hurricanes and earthquakes. The occurrence of any of these disasters could cause the total or partial destruction of a manufacturing facility, thus preventing us from supplying products to our customers and disrupting production at their facilities for an indeterminate period of time. The inability to promptly resume the supply of products following a natural disaster at a manufacturing facility could have a material adverse effect on our operations and profitability.

•                      Some of our current and former employees in Canada and the United States participate in defined benefit pension plans. Although these plans have been closed to new participants, existing participants continue to accrue benefits. Our defined benefit pension plans are not fully funded and our pension funding obligations could increase significantly due to a reduction in the funding status caused by a variety of factors, including: weak performance of capital markets; declining interest rates; failure to achieve sufficient investment returns; investment risks inherent in the investment portfolios of the plans; and other factors. A significant increase in our pension funding obligations could have an adverse effect on our profitability and financial condition.

•                      From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed in our audited consolidated financial statements for the year ended December 31, 2011, we do not believe that any of the proceedings or claims to which we are party will have a material adverse effect on our financial position; however, we cannot provide any assurance to this effect.

•                  Trading prices of our Common Shares cannot be predicted and may fluctuate significantly due to a variety of factors, including: general economic and stock market conditions; variations in our operating results and financial condition; differences between our actual operating and financial results and those expected by investors and stock analysts; changes in recommendations made by stock analysts, whether due to factors relating to us, our customers, the automotive industry or otherwise; significant news or events relating to our primary customers, including the release of vehicle production and sales data; investor and stock analyst perceptions about the prospects for our or our primary customers’ respective businesses or the automotive industry; and other factors.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months				For the year
	ended December 31,				ended December 31,
	2011	2010	Change		2011	2010	Change

1 Canadian dollar equals U.S. dollars	0.978	0.988	–	1%	1.012	0.971	+	4%
1 euro equals U.S. dollars	1.349	1.361	–	1%	1.392	1.328	+	5%
1 British pound equals U.S. dollars	1.572	1.582	–	1%	1.604	1.547	+	4%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and year ended December 31, 2011 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

7

RESULTS OF OPERATIONS — FOR THE YEAR ENDED DECEMBER 31, 2011

Sales

	For the year
	ended December 31,
	2011	2010	Change

Vehicle Production Volumes (millions of units)
North America	13.137	11.954	+	10%
Western Europe	13.671	13.304	+	3%

Sales
External Production
North America	$13,940	$11,520	+	21%
Europe	8,651	6,906	+	25%
Rest of World	1,402	871	+	61%
Complete Vehicle Assembly	2,690	2,163	+	24%
Tooling, Engineering and Other	2,065	2,005	+	3%
Total Sales	$28,748	$23,465	+	23%

External Production Sales - North America

External production sales in North America increased 21% or $2.4 billion to $13.9 billion for 2011 compared to $11.5 billion for 2010. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to 2010, including the:

•                  BMW X3;

•                  Chevrolet Cruze;

•                  Dodge Durango;

•                  Jeep Grand Cherokee;

•                  Ford Explorer;

•                  Chrysler 300/300C and Dodge Charger;

•                  Chevrolet Equinox; and

•                  Volkswagen Passat;

•                  higher production volumes on certain existing programs;

•                  growth in sales for non-traditional markets;

•                  an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar;

•                  content growth on certain programs, including the Dodge Grand Caravan, Chrysler Town & Country and Volkswagen Routan;

•                  acquisitions completed during or subsequent to 2010; and

•                  improved pricing on certain programs.

These factors were partially offset by:

•                  programs that ended production during or subsequent to 2010, including the:

•                  Mercury brand vehicles; and

•                  Chevrolet HHR;

•                  a decrease in content on certain programs, including the Jeep Wrangler; and

•                  net customer price concessions subsequent to 2010.

8

External Production Sales - Europe

External production sales in Europe increased 25% or $1.74 billion to $8.65 billion for 2011 compared to $6.91 billion for 2010. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to 2010, including the:

•                  MINI Countryman;

•                  Porsche Cayenne and Volkswagen Touareg;

•                  Audi A1;

•                  Mercedes-Benz SLK;

•                  Range Rover Evoque;

•                  Audi A6; and

•                  Mercedes-Benz C-Class Coupe;

•                  an increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar;

•                  higher production volumes on certain existing programs;

•                  acquisitions completed during or subsequent to 2010, including Erhard & Söhne GmbH (Erhard & Söhne);

•                  growth in sales for non-traditional markets; and

•                  improved pricing on certain programs.

These factors were partially offset by:

•                  programs that ended production during or subsequent 2010, including the BMW X3;

•                  the disposition of a non-strategic interior systems operation in 2011; and

•                  net customer price concessions subsequent to 2010.

External Production Sales — Rest of World

External production sales in Rest of World increased 61% or $0.5 billion to $1.4 billion for 2011 compared to $0.9 billion for 2010, primarily as a result of:

•                  acquisitions completed during or subsequent to 2010, which positively impacted sales by $321 million, including Resil Minas (“Resil”) and Pabsa S.A. (“Pabsa”);

•                  the launch of new programs during or subsequent to 2010 in China and Brazil;

•                  a $45 million increase in reported U.S. dollar sales as a result of the strengthening of foreign currencies against the U.S. dollar, including the Chinese Renminbi, Brazilian real and Korean Won; and

•                  higher production volumes on certain existing programs.

Complete Vehicle Assembly Sales

	For the year
	ended December 31,
	2011	2010	Change

Complete Vehicle Assembly Sales	$2,690	$2,163	+	24%

Complete Vehicle Assembly Volumes (Units)
Full-Costed:
MINI Countryman, Peugeot RCZ, Mercedes-Benz G-Class,
Aston Martin Rapide and BMW X3	130,343	80,686
Value-Added:
Chrysler 300 and Jeep Grand Cherokee	—	5,497
	130,343	86,183	+	51%

Complete vehicle assembly sales increased 24% or $0.5 billion to $2.7 billion for 2011 compared to $2.2 billion for 2010 while assembly volumes increased 51% or 44,160 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                  the launch of new assembly programs subsequent to 2010, including the MINI Countryman;

•                  an increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar; and

•                  an increase in assembly volumes for the Mercedes-Benz G-Class and Peugeot RCZ.

These factors were partially offset by:

•                 the end of production on certain assembly programs at our Magna Steyr facility, including the:

•                  BMW X3 in the third quarter of 2010; and

•                  Chrysler 300 and Jeep Grand Cherokee in the second quarter of 2010; and

•                  a decrease in assembly volumes for the Aston Martin Rapide.

9

Tooling, Engineering and Other

Tooling, engineering and other sales increased 3% or $0.1 billion to $2.1 billion for 2011 compared to $2.0 billion for 2010.

In 2011, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Countryman;

•                  Mercedes-Benz M-Class;

•                  Opel Calibra;

•                  Chery A6 Coupe;

•                  Chrysler 300C, Dodge Charger and Challenger;

•                  BMW X3;

•                  Peugeot RCZ;

•                  Ford Fusion;

•                  Dodge Journey;

•                  Skoda Fabia; and

•                  Chevrolet Camaro.

In 2010, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Cooper and Countryman;

•                  BMW X3;

•                  Mercedes-Benz M-Class;

•                  Ford Fiesta;

•                  Jeep Grand Cherokee;

•                  Volkswagen Touareg;

•                  Chrysler 300C, Dodge Charger and Challenger;

•                  Chevrolet Silverado and GMC Sierra;

•                 Porsche Cayenne; and

•                  Peugeot RCZ.

In addition, tooling, engineering and other sales increased as a result of the strengthening of the euro and Canadian dollar, each against the U.S. dollar.

Cost of Goods Sold and Gross Margin

	For the year
	ended December 31,
	2011	2010

Sales	$28,748	$23,465

Cost of goods sold
Material	18,506	14,574
Direct labour	1,912	1,603
Overhead	4,983	4,279
	25,401	20,456
Gross margin	$3,347	$3,009

Gross margin as a percentage of sales	11.6%	12.8%

Cost of goods sold increased $4.9 billion to $25.4 billion for 2011 compared to $20.5 billion for 2010 primarily as a result of:

•                  higher material, overhead and labour costs associated with the increase in sales;

•                  an increase in reported U.S. dollar cost of goods sold primarily due to the strengthening of the euro and Canadian dollar, each against the U.S. dollar;

•                  $498 million related to acquisitions completed during or subsequent to 2010, including Resil, Pabsa and Erhard & Söhne; and

•                  rising commodity costs.

These factors were partially offset by the disposition of a non-strategic interior systems operation during 2011.

10

Gross margin increased $0.3 billion to $3.3 billion for 2011 compared to $3.0 billion for 2010 and gross margin as a percentage of sales decreased to 11.6% for 2011 compared to 12.8% for 2010. The decrease in gross margin as a percentage of sales was substantially due to:

•                  operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities in Europe;

•                  an increase in complete vehicle assembly sales which have a higher material content than our consolidated average;

•                  increased pre-operating costs incurred at new facilities;

•                  rising commodity costs;

•                  higher costs related to launches in our components business;

•                  favourable settlement of certain commercial items in 2010;

•                  higher employee profit sharing;

•                  the $20 million benefit related to the recovery of previously expensed engineering and design costs in 2010;

•                  higher warranty costs; and

•                  net customer price concessions subsequent to 2010.

These factors were partially offset by:

•                  the elimination of launch costs at our complete vehicle assembly operations;

•                  productivity and efficiency improvements at certain facilities;

•                  the disposition of a non-strategic interior systems operation during 2011; and

•                  improved pricing on certain programs.

Depreciation and Amortization

Depreciation and amortization costs increased $30 million to $686 million for 2011 compared to $656 million for 2010. The higher depreciation and amortization was primarily as a result of:

•                  an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the euro and Canadian dollar, each against the U.S. dollar; and

•                  depreciation related to assets acquired subsequent to 2010, including Resil and Erhard & Söhne.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.9% for 2011 compared to 5.4% for 2010.

SG&A expense increased $141 million to $1.4 billion for 2011 compared to $1.3 billion for 2010 primarily as a result of:

•                  higher wages and other costs to support the growth in sales;

•                  an increase in reported U.S. dollar SG&A due to the strengthening of the euro and Canadian dollar, each against the U.S. dollar;

•                  a $32 million recovery, during 2010, of receivables previously provided for;

•                  $25 million related to acquisitions completed during or subsequent to 2010, including Resil, Pabsa and Erhard & Söhne;

•                  due diligence costs related to completed and/or potential acquisitions; and

•                  net gain on disposal of assets in 2010.

These factors were partially offset by:

•                  a $20 million stock-based compensation charge as a result of modifying option agreements with three departing executives and a related $9 million contract termination payment in 2010;

•                  reduced incentive compensation;

•                  lower restructuring, downsizing and stock-based compensation costs; and

•                  the disposition of a non-strategic interior systems operation during 2011.

Equity Income

Equity income decreased $11 million to $121 million for 2011 compared to $132 million for 2010 primarily as a result of:

•                  including our proportionate share of the loss in our E-Car Systems partnership in equity loss for all of 2011 compared to only four months in 2010. The E-Car systems partnership was established on August 31, 2010 as part of the Arrangement. Prior to such date, we consolidated the E-Car results; and

•                  the disposal of an equity accounted investment during the second quarter of 2011.

These factors were partially offset by higher income from other equity accounted investments.

11

Other Expense, net

Other expense, net consists of significant non-operational items such as: restructuring charges generally related to plant closures; impairment charges; gains or losses on disposal of facilities; and other items not reflective of on-going operating profit or loss.

During 2011 and 2010, we recorded other expense (income) as follows:

	2011			2010
			Diluted			Diluted
	Operating	Net	Earnings	Operating	Net	Earnings
	Income	Income	per Share	Income	Income	per Share

Fourth Quarter
Impairment charges (1)	$21	$20	$0.08	$23	$21	$0.09
Loss on disposal of facility (2)	16	16	0.07	—	—	—
Customer bankruptcy (3)	11	11	0.05	—	—	—
Insurance proceeds (4)	(15)	(15)	(0.06)	—	—	—
Restructuring charges (1)	—	—	—	8	6	0.02
	33	32	0.14	31	27	0.11

Third Quarter
Loss on disposal of facility (2)	113	113	0.47	—	—	—
Settlement agreement (5)	11	11	0.05	—	—	—
Gain on deconsolidation of E-Car (8)	—	—	—	(16)	(16)	(0.07)
	124	124	0.52	(16)	(16)	(0.07)

Second Quarter
Gain on disposal of investment (6)	(10)	(10)	(0.04)	—	—	—
Restructuring charges (1)	—	—	—	24	21	0.09
	(10)	(10)	(0.04)	24	21	0.09

First Quarter
Write down of real estate (7)	9	9	0.04	—	—	—
Gain on disposal of facility (9)	—	—	—	(14)	(14)	(0.06)
	9	9	0.04	(14)	(14)	(0.06)

Total full year other expense, net	$156	$155	$0.65	$25	$18	$0.07

(1)   Restructuring and Impairment Charges

During 2011 and 2010, we recorded long-lived asset impairment charges as follows:

	2011		2010
	Operating	Net	Operating	Net
	Income	Income	Income	Income

Fourth Quarter
North America	$7	$7	$7	$5
Europe	14	13	16	16

Total full year impairment charges	$21	$20	$23	$21

12

[a]  For the year ended December 31, 2011

(i)       Long-lived Assets

In conjunction with our annual business planning cycle, during the fourth quarter of 2011, we completed our annual goodwill impairment and long-lived asset analysis and recorded long-lived asset impairment charges of $21 million.

In North America, we recorded impairment charges of $7 million related to a roof systems facility in the United States. In Europe, we recorded long-lived asset impairment charges of $7 million related to exteriors and interiors systems facilities, one in each of Spain and Belgium, and in Germany we recorded long-lived asset impairment charges of $7 million related to an electronics facility and a roof systems operation.

[b]  For the year ended December 31, 2010

(i)       Long-lived Assets

In North America, we recorded charges of $7 million related to fixed assets at a die casting facility in Canada and in Germany, we recorded long-lived asset impairment charges of $16 million related to an interiors systems facility.

(ii)   Restructuring Costs

During 2010, we recorded restructuring and rationalization costs of $32 million related to the planned closure of a powertrain systems facility and two body & chassis systems facilities in North America.

(2)         Loss on disposal of facility

During the third quarter of 2011, we sold a non-strategic interior systems operation located in Germany and recorded a loss on disposal of $129 million. This operation, the long-lived assets of which were substantially impaired in 2010, had a history of losses which were projected to continue throughout the business planning period. Under the terms of the arrangement (the “SPA”), we agreed to fund the buyer cash and certain working capital items, and certain liabilities. As at December 31, 2011 our estimate of such funding was $83 million. The remaining net assets of the operation of $26 million were assigned no value in the SPA by the buyer and accordingly, were expensed as part of the total loss on disposal. Simultaneously, we reached a commercial settlement with one of the facility’s customers regarding the cancellation of certain production orders whereby we will reimburse the customer costs of $20 million.

Final settlement of the SPA has not yet occurred as the purchaser is contesting certain aspects of the closing-date balance sheet. Adjustments to the closing-date balance sheet could impact the amount of cash funding to be provided to the purchaser by us and our loss on disposition. Due to the complex nature of the negotiations, the ultimate settlement of the SPA could differ from the loss recognized by us at December 31, 2011 and such differences could be material.

(3)         Customer bankruptcy

During 2011, we recorded an $11 million charge related to the insolvency of Saab.

(4)   Insurance proceeds

During 2011, we received proceeds pursuant to an insurance claim for fire damages related to an interior systems facility in the United States. The proceeds received were $15 million in excess of the damaged assets’ net book value and the losses previously recognized and was recorded in income.

(5)         Settlement agreement

During 2011, a settlement agreement was finalized in connection with the settlement of certain patent infringement and other claims. We recorded an $11 million expense in 2011 in relation to these arrangements.

(6)         Gain on disposal of investment

During 2011, we sold our 40% non-controlling interest in an equity accounted investment for proceeds of $151 million and recognized a $10 million gain on the disposal.

13

(7)         Write down of real estate

During 2011, we determined that five corporate real estate assets were non-core and should be held for disposal. Independent appraisals were obtained for each excess property by the Corporate Governance and Compensation Committee of the Board and, since the appraised fair value range for these properties was less than their $52 million carrying value, we recorded a $9 million impairment charge in the first quarter of 2011. We subsequently sold two of the excess properties in North America to entities affiliated with Mr. Stronach for an aggregate sale price of $13 million. In addition, we sold a 50% interest in an excess corporate property in Europe to an entity affiliated with Mr. Stronach and the remaining 50% interest to an entity affiliated with our former Co-Chief Executive Officer, Siegfried Wolf, for an aggregate sale price of $18 million. Entities affiliated with Mr. Wolf also purchased two other excess corporate properties in Europe for an aggregate sale price of $12 million. These transactions were reviewed by the Corporate Governance and Compensation Committee and approved by the independent members of Magna’s Board of Directors following the unanimous recommendation of the Corporate Governance and Compensation Committee.

(8)         Gain on deconsolidation of E-Car

As more fully described in note 3 of our 2011 audited consolidated financial statements, on August 31, 2010 we completed the Arrangement in which our dual-class share structure was collapsed. As part of the Arrangement, we purchased for cancellation all outstanding Class B Shares, which were held indirectly by the Stronach group, for $300 million in cash and 18.0 million newly issued Class A Subordinate Voting Shares.

Under the terms of the Arrangement, we established the E-Car Systems partnership with the Stronach group, the controlling partner. Accordingly, on September 1, 2010, we no longer control the partnership, and therefore, our interest in the partnership is accounted for using the equity method. As a result of deconsolidating E-Car, we showed a reduction of cash of $91 million representing the cash in the partnership at August 31, 2010. In addition, we recorded our investment in E-Car at its fair value on August 31, 2010 and recognized a $16 million gain in income.

(9)         Gain on disposal of facility

During 2010, we sold our interest in an electronics systems joint venture in China for proceeds of $30 million and recognized a $14 million gain on disposal.

Segment Analysis

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis between North America, Europe and Rest of World. Consistent with the above, our internal financial reporting segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest income, net; and other expense, net.

	For the year ended December 31,
	External Sales			Adjusted EBIT
	2011	2010	Change	2011	2010	Change

North America	$14,765	$12,314	$2,451	$1,373	$1,116	$257
Europe	12,431	10,168	2,263	(22)	117	(139)
Rest of World	1,506	930	576	56	72	(16)
Corporate and Other	46	53	(7)	(40)	(94)	54
Total reportable segments	$28,748	$23,465	$5,283	$1,367	$1,211	$156

14

Excluded from Adjusted EBIT for the years ended 2011 and 2010 were the following other expense (income) items, which have been discussed in the “Other Expense, net” section.

	For the year
	ended December 31,
	2011	2010

North America
Impairment charges	$7	$7
Settlement agreement	11	—
Insurance proceeds	(15)	—
Restructuring charges	—	32
	3	39
Europe
Impairment charges	14	16
Loss on disposal of facility	129	—
Customer bankruptcy	11	—
	154	16
Rest of World
Gain on disposal of facility	—	(14)

Corporate and Other
Gain on disposal of investment	(10)	—
Write down of real estate	9	—
Gain on deconsolidation of E-Car	—	(16)
	(1)	(16)

	$156	$25

North America

Adjusted EBIT in North America increased $0.3 billion to $1.4 billion for 2011 compared to $1.1 billion for 2010 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  an increase in reported U.S. dollar EBIT due to the strengthening of the Canadian dollar against the U.S. dollar;

•                  higher equity income;

•                  productivity and efficiency improvements at certain facilities;

•                  lower restructuring and downsizing costs;

•                  lower affiliation fees paid to corporate; and

•                  improved pricing on certain programs.

These factors were partially offset by:

•                  higher costs incurred in preparation for upcoming launches;

•                  higher employee profit sharing;

•                  operational inefficiencies and other costs at certain facilities;

•                  rising commodity costs;

•                  increased pre-operating costs incurred at new facilities;

•                  costs related to the integration of acquisitions completed subsequent to 2010;

•                  gain on sale of investment in 2010;

•                  higher group and divisional incentive compensation;

•                  a $6 million recovery, in 2010, of receivables previously provided for; and

•                  net customer price concessions subsequent to 2010.

15

Europe

Adjusted EBIT in Europe decreased $139 million to a loss of $22 million for 2011 compared to earnings $117 million for 2010 primarily as a result of:

•                  operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities;

•                  increased pre-operating costs incurred at new facilities;

•                  rising commodity costs;

•                  favourable settlement of certain commercial items in 2010;

•                  a $27 million recovery, in 2010, of receivables previously provided for;

•                  higher warranty costs of $15 million;

•                  higher restructuring and downsizing costs; and

•                  net customer price concessions subsequent to 2010.

These factors were partially offset by:

•                  lower costs incurred related to launches at our complete vehicle assembly operations;

•                  margins earned on higher production sales;

•                  productivity and efficiency improvements at certain facilities;

•                  lower employee profit sharing;

•                  the disposition of a non-strategic interior systems operation during 2011;

•                  lower affiliation fees paid to corporate;

•                  higher equity income; and

•                  improved pricing on certain programs.

Rest of World

Rest of World adjusted EBIT decreased $16 million to $56 million for 2011 compared to $72 million for 2010 primarily as a result of:

•                  costs related to new facilities in South America, China and India;

•                  losses incurred at facilities acquired during or subsequent to 2010;

•                  higher affiliation fees paid to Corporate;

•                  rising commodity costs; and

•                  net customer price concessions subsequent to 2010.

These factors were partially offset by:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  an increase in equity income;

•                  the write-off of certain assets in 2010; and

•                  lower warranty costs of $2 million.

Corporate and Other

Corporate and Other adjusted EBIT increased $54 million to a loss of $40 million for 2011 compared to a loss of $94 million for 2010, primarily as a result of:

•                  a $20 million stock-based compensation charge in 2010 as a result of modifying option agreements with three departing executives and a related $9 million contract termination payment;

•                  reduced incentive compensation;

•                  lower stock-based compensation; and

•                  a loss on disposal of assets in 2010.

The factors were partially offset by:

•                  the $20 million benefit related to the recovery of previously expensed engineering and design costs in 2010;

•                  lower equity income; and

•                  a decrease in affiliation fees earned from our divisions.

Interest Income, net

During 2011, we recorded net interest income of $6 million, compared to $11 million for 2010.

16

Operating Income

Operating income increased $20 million to $1.22 billion for 2011 compared to $1.20 billion for 2010. Excluding other expense, net, discussed in the “Other Expense, net” section, operating income for 2011 increased $151 million. The increase in operating income is the result of the increase in EBIT, as discussed above.

Income Taxes

We had valuation allowances against all of our deferred tax assets in the United States. These valuation allowances were required based on historical losses and uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these deferred tax assets. Over the past two years, our United States operations have delivered sustained profits. Based on financial forecasts and the continued anticipated growth in the U.S. market, we released $78 million of the U.S. valuation allowances (“U.S. Valuation Allowance”) in the fourth quarter of 2011. As at December 31, 2011, we had remaining U.S. valuation allowances of $80 million, which relate to deferred tax assets with restrictions on their usability.

The effective income tax rate on operating income was 16.6% for 2011 compared to 16.2% for 2010. In 2011 and 2010, income tax rates were impacted by the items discussed in the “Other Expense, net” section and the U.S. Valuation Allowance. Excluding other expenses, net, after tax, and the U.S. Valuation Allowance, the effective income tax rate increased to 20.5% for 2011 compared to 16.4% for 2010 primarily as a result of an increase in losses not benefitted in Europe.

Net Income

Net income of $1.0 billion for 2011 increased $12 million compared to 2010. Excluding other expense, net, after tax, and the U.S. Valuation Allowance, discussed in the “Other Expense, net” and “Income Taxes” sections, net income increased $71 million. The increase in net income is the result of the increase in operating income partially offset by higher income taxes, both as discussed above.

Non-controlling Interests

The net loss attributable to non-controlling interests was $3 million for 2011.

Net Income attributable to Magna International Inc.

The net income attributable to Magna International Inc. of $1.0 billion for 2011 increased $15 million compared to 2010. Excluding other expense, net, after tax, and the U.S. Valuation Allowance, discussed in the “Other Expense, net” and “Income Taxes” sections, net income attributable to Magna International Inc. increased $74 million as a result of the increases in net income and net loss attributable to non-controlling interests, both as discussed above.

Earnings per Share

	For the year
	ended December 31,
	2011	2010	Change

Earnings per Common Share
Basic	$4.26	$4.36	-	2%
Diluted	$4.20	$4.30	-	2%

Average number of Common Shares outstanding (millions)
Basic	239.3	230.0	+	4%
Diluted	242.8	233.0	+	4%

Diluted earnings per share decreased $0.10 to $4.20 for 2011 compared to $4.30 for 2010. Diluted earnings per share was impacted by other expense, net, after tax, and the U.S. Valuation Allowance, as discussed in the “Other Expense, net” and “Income Taxes” sections, respectively. Other expense, net, after tax, negatively impacted our 2011 diluted earnings per share $0.65 and our 2010 diluted earnings per share by $0.07, while the U.S. Valuation Allowance positively impacted our diluted earnings per share for 2011 by $0.32. Excluding other expense, net, after tax, and the U.S. Valuation Allowance, the $0.16 increase in diluted earnings per share is a result of the increase in net income attributable to Magna International Inc. partially offset by an increase in the weighted average number of diluted shares outstanding during 2011.

The increase in the weighted average number of diluted shares outstanding was due to the net issue of Common Shares during 2010 related to the Arrangement and an increase in the number of diluted shares associated with stock options partially offset by the effect of the repurchase and cancellation of Common Shares pursuant to our normal course issuer bids.

17

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the year
	ended December 31,
	2011	2010	Change

Net income	$1,015	$1,003
Items not involving current cash flows	826	720
	1,841	1,723	$118
Changes in non-cash operating assets and liabilities	(631)	155
Cash provided from operating activities	$1,210	$1,878	$(668)

Cash flow from operations before changes in non-cash operating assets and liabilities increased $125 million to $1.8 billion for 2011 compared to $1.7 billion for 2010. The increase in cash flow from operations was due to a $12 million increase in net income, as discussed above, and a $106 million increase in items not involving current cash flows. Items not involving current cash flows are comprised of the following:

	For the year
	ended December 31,
	2011	2010

Depreciation and amortization	$686	$656
Other non-cash charges	230	129
Amortization of other assets included in cost of goods sold	80	67
Long-lived asset impairments	21	23
Amortization of employee wage buydown	6	19
Fair value gain on deconsolidation	—	(16)
Deferred income taxes	(76)	(26)
Equity income	(121)	(132)
Items not involving current cash flows	$826	$720

Cash invested in non-cash operating assets and liabilities amounted to $631 million for 2011 compared to cash generated of $155 million for 2010. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

	For the year
	ended December 31,
	2011	2010

Accounts receivable	$(909)	$(589)
Inventories	(282)	(164)
Income taxes payable	(29)	212
Prepaid expenses and other	(49)	(9)
Accounts payable	475	550
Accrued salaries and wages	80	93
Other accrued liabilities	87	65
Deferred revenue	(4)	(3)
Changes in non-cash operating assets and liabilities	$(631)	$155

The increase in accounts receivable and inventories in 2011 was primarily due to an increase in production activities at the end of 2011 compared to the end of 2010. The decrease in income taxes payable during the year relates to payments in excess of taxes provided for, primarily in the United States.

18

Capital and Investment Spending

	For the year
	ended December 31,
	2011	2010	Change

Fixed asset additions	$(1,236)	$(746)
Investments and other assets	(196)	(149)
Fixed assets, investments and other assets additions	(1,432)	(895)
Purchase of subsidiaries	(120)	(106)
Deconsolidation of E-Car	—	(91)
Disposal of facilities	112	30
Proceeds from disposition	168	244
Cash used for investment activities	$(1,272)	$(818)	$(454)

Fixed assets, investments and other assets additions

In 2011, we invested $1.2 billion in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in 2011 was for real estate, facilities and manufacturing equipment for programs that will be launching subsequent to 2011. Consistent with our strategy to expand in developing markets, approximately 23% (2010 - 19%) of this investment was in China, Russia, India and Brazil.

In 2011, we invested $184 million in other assets related primarily to fully reimbursable tooling, planning and engineering costs for programs that launched during 2011 or will be launching subsequent to 2011.

Purchase of subsidiaries

During 2011, we invested $120 million to purchase subsidiaries, including the acquisition of ThyssenKrupp Automotive Systems do Brasil Ltda (“TKASB”), which consists of four manufacturing facilities in Brazil that assemble chassis structural components and modules. The acquired business has sales to Ford, Fiat, Renault Nissan, Honda and PSA.

During 2010, we invested $106 million to purchase subsidiaries, including the acquisition of:

•                  Resil Minas, a supplier of seat frames and stampings. The acquired business is primarily located in Brazil with sales to various customers, including Fiat, Ford, General Motors, Volkswagen, IVECO and PSA;

•                 Pabsa S.A., an Argentinean supplier of complete seats, foam products, trim covers and seat structures; and

•                  Erhard & Söhne GmbH, a German manufacturer of fuel tanks for commercial vehicles and other specialty tanks with sales to various customers including MAN, Daimler and Scania.

Disposal of facilities

During 2011, we sold;

•                  our 40% non-controlling interest in an equity accounted investment for proceeds of $151 million; and

•                  a non-strategic interior systems operation which used $39 million of cash and recognized a $129 million loss on the disposition.

Proceeds from disposition

The $168 million of proceeds include:

•                  normal course reimbursements received in respect of tooling, planning and engineering costs that were capitalized in prior periods;

•                  normal course fixed and other asset disposals; and

•                  cash proceeds received with respect to the sale of non-core real estate.

19

Financing

	For the year
	ended December 31,
	2011	2010	Change

Increase (decrease) in bank indebtedness	$150	$(8)
Issues of debt	11	22
Repayments of debt	(24)	(71)
Settlement of stock options	(30)	(12)
Issues of Common Shares	59	48
Repurchase of Common Shares	(407)	(23)
Repurchase of Class B Shares	—	(300)
Contribution to subsidiaries by non-controlling interests	20	—
Dividends paid	(236)	(100)
Cash used for financing activities	$(457)	$(444)	$(13)

During 2011, we repurchased 10.7 million Common Shares for an aggregate purchase price of $407 million under our normal course issuer bids.

Cash dividends paid per Common Share were $1.00 for 2011, for a total of $236 million.

Financing Resources

	As at	As at
	December 31,	December 31,
	2011	2010	Change

Liabilities
Bank indebtedness	$162	$20
Long-term debt due within one year	25	19
Long-term debt	46	47
	233	86
Non-controlling interest	27	3
Shareholders’ equity	8,175	8,023
Total capitalization	$8,435	$8,112	$323

Total capitalization increased by $0.3 billion to $8.4 billion at December 31, 2011 compared to $8.1 billion at December 31, 2010, primarily as a result of a $152 million increase in shareholders’ equity and a $147 million increase in liabilities.

The increase in shareholders’ equity was primarily as a result of:

•                  net income earned in 2011; and

•                  Common Shares issued on the exercise of stock options.

These factors were partially offset by:

•                  the purchase for cancellation of Common Shares in connection with our normal course issuer bid;

•                  the $289 million of other comprehensive loss incurred during 2011; and

•                  dividends paid during 2011.

Cash Resources

During 2011, our cash resources decreased by $0.6 billion to $1.3 billion as a result of the cash used for investing and financing activities partially offset by cash provided from operating activities, as discussed above. In addition to our cash resources at December 31, 2011, we had term and operating lines of credit totalling $2.4 billion of which $2.1 billion was unused and available.

On July 8, 2011, we entered into a new four-year revolving credit facility in the amount of $2.25 billion. The facility, which matures on July 8, 2015, replaced a $2.0 billion revolving credit facility that was set to expire on July 31, 2012. The facility includes a $100 million Asian tranche and a tranche for Canada, U.S., and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

20

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at March 9, 2012 were exercised:

Common Shares	233,413,826
Stock options (i)	6,523,333
239,937,159

(i)          Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

On November 9, 2011, the Toronto Stock Exchange (“TSX”) accepted our Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase of up to 12,000,000 Magna Common Shares (the “Bid”), representing 5.1% of our public float of Common Shares. The Bid commenced on November 11, 2011 and will terminate no later than November 10, 2012. All purchases of Common Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

Contractual Obligations and Off-Balance Sheet Financing

A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Consistent with our customer obligations, substantially all of our purchases are made under purchase orders with our suppliers which are requirements based and accordingly do not specify minimum quantities. Other long-term liabilities are defined as long-term liabilities that are recorded on our consolidated balance sheet. Based on this definition, the following table includes only those contracts which include fixed or minimum obligations.

At December 31, 2011, we had contractual obligations requiring annual payments as follows:

		2013-	2015-
	2012	2014	2016	Thereafter	Total

Operating leases	$281	$500	$421	$406	$1,608
Long-term debt	25	23	7	15	70
Unconditional Purchase Obligations:
Materials and Services	1,653	109	24	7	1,793
Capital	137	34	16	3	190
Total contractual obligations	$2,096	$666	$468	$431	$3,661

Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $420 million at December 31, 2011. These obligations are as follows:

			Termination and
	Pension	Retirement	Long Service
	Liability	Liability	Arrangements	Total

Projected benefit obligation	$403	$39	$237	$679
Less plan assets	(259)	—	—	(259)
Unfunded amount	$144	$39	$237	$420

Our off-balance sheet financing arrangements are limited to operating lease contracts.

The majority of our facilities are subject to operating leases with MI Developments Inc. (“MID”) or with other third parties. Operating lease payments in 2011 for facilities leased from MID and other third parties were $166 million and $132 million, respectively. Operating lease commitments in 2012 for facilities are expected to be $245 million. A majority number of our existing leases generally provide for periodic rent escalations based either on fixed-rate step increases, or on the basis of a consumer price index adjustment (subject to certain caps).

We also have operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment were $42 million for 2011, and are expected to be $37 million in 2012.

Although our consolidated contractual annual lease commitments decline year by year, we expect that existing leases will either be renewed or replaced, or alternatively, we will incur capital expenditures to acquire equivalent capacity.

21

Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. Our North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. The European operations’ material, equipment and labour are paid for principally in euros and British pounds.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. In addition, we enter into foreign exchange contracts to manage foreign exchange exposure with respect to internal funding arrangements. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

RELATED PARTIES

On August 31, 2010, following approval by our former Class A Subordinate Voting and Class B Shareholders, we completed a court-approved plan of arrangement (the “Arrangement”) in which our dual-class share structure was collapsed. In addition, the transaction: [i] set a declining fee schedule for the consulting, business development and business services contracts we have in place with our Founder and Honorary Chairman, Frank Stronach and his affiliated entities and a termination date of December 31, 2014; and [ii] established a partnership with the Stronach group to pursue opportunities in the vehicle electrification business.

Mr. Stronach, together with three other members of the Stronach family, are trustees and members of the class of potential beneficiaries of the Stronach Trust. The Stronach Trust indirectly controlled Magna until August 31, 2010, and MID until June 30, 2011. In the normal course of business, we lease various land and buildings from MID under operating lease agreements, which are effected on normal commercial terms. The leases are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Lease expense related to MID for 2011 was $166 million (2010 - $172 million). In addition, we recorded sales and provided services to companies controlled by the Stronach Group of $36 million and $7 million, respectively (2010 - $7 million and $1 million).

We have agreements with Mr. Stronach and certain affiliated entities for the provision of business development, consulting and other business services. The cost of these agreements is measured at the exchange amount. The aggregate amount expensed under these agreements with respect to the year ended December 31, 2011 was $38 million (2010 — $41 million).

As more fully described in note 7 of the “Other Expense, net” section, we sold properties to entities affiliated with Mr. Stronach and our former Co-Chief Executive Officer, for an aggregate sale price of $43 million. These transactions were reviewed by the Corporate Governance and Compensation Committee and approved by the Independent Directors following the unanimous recommendation of the Corporate Governance and Compensation Committee.

During the year ended December 31, 2011, trusts, which exist to make orderly purchases of our shares for employees either for transfer to the Employee Equity and Profit Participation Program or to recipients of either bonuses or rights to purchase such shares from the trusts, borrowed up to $35 million (2010 - $31 million) from us to facilitate the purchase of Common Shares. At December 31, 2011, the trusts’ indebtedness to us was $17 million (2010 - $31 million).

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our results of operations and financial position is based upon our 2011 audited consolidated financial statements, which have been prepared in accordance with United States GAAP. The preparation of the audited consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We base our estimates on historical experience and various other assumptions that we believe to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. We evaluate our estimates on an ongoing basis, however, actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our audited consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

22

Revenue Recognition

[a]     Separately Priced Tooling and Engineering Service Contracts

With respect to our contracts with OEMs for particular vehicle programs, we perform multiple revenue-generating activities. The most common arrangement is where, in addition to contracting for the production and sale of parts, we also have a contract with the OEM for related tooling. Under these arrangements, we either construct the tools at our in-house tool shops or contract with third party tooling vendors to construct and supply tooling to be used by us in the production of parts for the OEM. On completion of the tooling build, and upon acceptance of the tooling by the OEM, we sell the tooling to the OEM pursuant to a separate tooling purchase order.

In certain cases, such multiple element arrangements also include providing engineering services in addition to tooling and subsequent assembly or production activities. On completion, and upon acceptance by the OEM, we generally sell the engineering services to the OEM prior to the commencement of subsequent assembly or production activities.

Tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. Based on the typical terms and process for the negotiation of tooling contracts, substantially all such tooling contracts are accounted for as separate revenue elements. However, because of the unique contracts related to multiple element arrangements involving engineering and subsequent assembly or production activities, all significant arrangements are evaluated in order to determine whether the engineering component of the arrangement qualifies as a separate revenue element. If the engineering component is not considered to be a separate revenue element, revenues and costs of sales on such activities are deferred and amortized on a gross basis over the subsequent assembly or production program.

Revenues from significant engineering services and tooling contracts that qualify as separate revenue elements are recognized on a percentage of completion basis. The percentage of completion method recognizes revenue and cost of sales over the term of the contract based on estimates of the state of completion, total contract revenue and total contract costs. Under such contracts, the related receivables could be paid in full upon completion of the contract, in instalments or in fixed amounts per vehicle based on forecasted production volumes. In the event that actual production volumes are less than those forecasted, a reimbursement for any shortfall will be made either annually or at the end of the program life.

Tooling and engineering contract prices are generally fixed; however, price changes, change orders and program cancellations may affect the ultimate amount of revenue recorded with respect to a contract. Contract costs are estimated at the time of signing the contract and are reviewed at each reporting date. Adjustments to the original estimates of total contract costs are often required as work progresses under the contract and as experience is gained, even though the scope of the work under the contract may not change. When the current estimates of total contract revenue and total contract costs indicate a loss, a provision for the entire loss on the contract is made. Factors that are considered in arriving at the forecasted loss on a contract include, amongst others, cost over-runs, non-reimbursable costs, change orders and potential price changes.

[b]     Contracts with Purchased Components

(i)  Tooling and Engineering Services

Revenues and cost of sales from tooling and engineering services contracts are presented on a gross basis in the consolidated statements of income (loss) when we are acting as principal and are subject to significant risks and rewards of the business. Otherwise, components of revenue and related costs are presented on a net basis. To date, substantially all engineering services and tooling contracts have been recorded on a gross basis.

(ii) Assembly Contracts

The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third-party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only. All current programs are accounted for on a full-cost basis

23

(iii)Modular Systems

In addition to our assembly business, we also enter into production contracts where we are required to coordinate the design, manufacture, integration and assembly of a large number of individual parts and components into a modular system for delivery to the OEM’s vehicle assembly plant. Under these contracts, we manufacture a portion of the products included in the module but also purchase components from various sub-suppliers and assemble such components into the completed module. We recognize module revenues and cost of sales on a gross basis when we have a combination of:

•             primary responsibility for providing the module to the OEM;

•             responsibility for styling and/or product design specifications;

•             latitude in establishing sub-supplier pricing;

•             responsibility for validation of sub-supplier part quality;

•             inventory risk on sub-supplier parts;

•             exposure to warranty; and

•             exposure to credit risk on the sale of the module to the OEM.

To date, revenues and cost of sales on our module contracts have been reported on a gross basis.

Amortized Engineering and Customer Owned Tooling Arrangements

We incur pre-production engineering research and development (“ER&D”) costs related to the products we produce for OEMs under long-term supply agreements. We expense ER&D costs, which are paid for as part of the subsequent related production and assembly program, as incurred unless a contractual guarantee for reimbursement exists.

In addition, we expense all costs as incurred related to the design and development of moulds, dies and other tools that we will not own and that will be used in, and reimbursed as part of the piece price amount for, subsequent related production or assembly program unless the supply agreement provides us with a contractual guarantee for reimbursement of costs or the non-cancellable right to use the moulds, dies and other tools during the supply agreement, in which case the costs are capitalized.

ER&D and customer-owned tooling costs capitalized in “Other assets” are amortized on a units of production basis over the related long-term supply agreement.

Impairment of Goodwill and Other Long-lived Assets

Goodwill is subject to an annual impairment test or more frequently when an event occurs that more likely than not reduces the fair value of a reporting unit below its carrying value.

We evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include the bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment would be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the reported value of the asset.

We believe that accounting estimates related to goodwill and long-lived asset impairment assessments are “critical accounting estimates” because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported in our consolidated balance sheet.

Warranty

We record product warranty liabilities based on individual customer agreements. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customers’ warranty experience.

Product liability provisions are established based on our best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer’s cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, our estimated cost of the recall is recorded as a charge to income in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between us, the customer and, in some cases a supplier.

24

Deferred Tax Assets

At December 31, 2011 we had recorded deferred tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences of $73 million and $240 million, respectively. The deferred tax assets in respect of loss carryforwards relate primarily to United States, Canadian and Mexican subsidiaries.

On a quarterly basis, we evaluate the realizability of deferred tax assets by assessing our valuation allowances and by adjusting the amount of such allowances as necessary. We use tax planning strategies to realize deferred tax assets to avoid the potential loss of benefits.

Accounting standards require that we assess whether valuation allowances should be established or maintained against our deferred income tax assets, based on consideration of all available evidence, using a “more likely than not” standard. The factors used to assess the likelihood of realization are: history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets.

At December 31, 2011, we had domestic and foreign operating loss carry-forwards of $1.8 billion and tax credit carry-forwards of $73 million, which relate primarily to operations in Germany, Austria, the United States, Spain, the United Kingdom, Belgium and China. Approximately $1 billion of the operating losses can be carried forward indefinitely. The remaining operating losses and tax credit carry-forwards expire between 2012 and 2031.

Over the past two years, our United States operations have delivered sustained profits. Based on financial forecasts and the continued anticipated growth for the U.S market, we released $78 million of the United States valuation allowances in the fourth quarter of 2011. As at December 31, 2011, we have United States valuation allowances of $80 million, which relate to deferred tax assets with restrictions on their usability.

Employee Benefit Plans

The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and therefore impact the recognized expense in future periods. Significant changes in assumptions or significant plan amendments could materially affect our future employee benefit obligations and future expense.

During the second quarter of 2009, we amended our Retiree Premium Reimbursement Plan in Canada and the United States, such that most employees retiring on or after August 1, 2009 will no longer participate in the plan. The amendment reduced service costs and retirement medical benefit expense beginning in 2009. As a result of amending the plan, a curtailment gain of $26 million was recorded in cost of goods sold in the second quarter of 2009.

At December 31, 2011, we had past service costs and actuarial experience losses of $131 million included in accumulated other comprehensive income that will be amortized to future employee benefit expense over the expected average remaining service life of employees or over the expected average life expectancy of retired employees, depending on the status of the plan.

FUTURE CHANGES IN ACCOUNTING POLICIES

Goodwill

In September 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-08, “Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment.” ASU 2011-08 provides an option to perform a qualitative assessment to determine whether further goodwill impairment testing is necessary. If, as a result of the qualitative assessment, it is determined that it is more-likely-than-not that a reporting unit’s fair value is less than its carrying amount, the two-step quantitative impairment test it required. Otherwise, no further testing is required. ASU 2011-08 is effective for us for the year ending December 31, 2013. The adoption of this is not expected to have an impact on our financial statements.

Comprehensive Income

During 2011, the FASB issued ASU 2011-05 and ASU 2011-12, Comprehensive Income (Topic 220), requiring entities to present net income and other comprehensive income in either a single continuous statement or in two consecutive statements of net income and other comprehensive income. This new standard will be effective for us in the first quarter of 2012. The adoption of this ASU is not expected to have a material effect on our financial statements.

25

Fair Value Measurement

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820), clarifying the existing measurement and disclosure requirements and expanding the disclosure requirements for certain fair value measurements. This new standard will be effective for us in the first quarter of 2012. The adoption of this ASU will not significantly affect our financial statements.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to note 23 of our 2011 audited consolidated financial statements, which describes these claims.

In addition, in October 2011, we announced that we are cooperating with the U.S. Department of Justice (“DoJ”) with respect to an ongoing antitrust investigation of the automobile tooling industry. In connection with such investigation, the DoJ has requested documents related to various tooling bids, including a tooling program for which a subsidiary within our metalforming unit acted as Tier 1 supplier.

For a discussion of risk factors relating to legal and other claims against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2010.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable, but not absolute, assurance that material information required to be publicly disclosed by a public company is communicated in a timely manner to senior management to enable them to make timely decisions regarding public disclosure of such information. We have conducted an evaluation of our disclosure controls and procedures as of December 31, 2011 under the supervision, and with the participation of, our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission) are effective in providing reasonable assurance that material information relating to Magna is made known to them and information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under applicable law.

Management’s Annual Report on Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of internal control over financial reporting. Our Chief Executive Officer and our Chief Financial Officer have assessed the effectiveness of our internal control over financial reporting and concluded that, as at December 31, 2011, such internal control over financial reporting is effective and that there were no material weaknesses. Our independent auditor, Ernst & Young LLP, has also issued a report on our internal controls. This report precedes our audited consolidated financial statements for the year ended December 31, 2011.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

26

SELECTED ANNUAL CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been derived from, and should be read in conjunction with the accompanying audited consolidated financial statements for the year ended December 31, 2011.

	2011	2010	2009

Income Statement Data

Vehicle Production Volumes (millions of units)
North America	13.137	11.954	8.621
Europe	13.671	13.304	11.835

Sales
External Production
North America	$13,940	$11,520	$7,272
Europe	8,651	6,906	5,668
Rest of World	1,402	871	547
Complete Vehicle Assembly	2,690	2,163	1,764
Tooling, Engineering and Other	2,065	2,005	1,625
Total sales	$28,748	$23,465	$16,876

Net income (loss)	$1,015	$1,003	$(453)

Earnings (loss) per Common Share
Basic	$4.26	$4.36	$(2.03)
Diluted	$4.20	$4.30	$(2.03)

Cash dividends paid per Common Share	$1.00	$0.42	$0.09

Financial Position Data

Cash and cash equivalents	$1,325	$1,881	$1,270
Working capital	$2,422	$2,517	$2,001
Total assets	$14,679	$13,674	$12,138

Financing Resources
Liabilities
Bank indebtedness	$162	$20	$46
Long-term debt due within one year	25	19	14
Long-term debt	46	47	117
	233	86	177
Non-controlling interest	27	3	—
Shareholders’ equity	8,175	8,023	7,299
Total capitalization	$8,435	$8,112	$7,476

Changes from 2010 to 2011 are explained in “Results of Operations — For the Year Ended December 31, 2011” section above.

2010 COMPARED TO 2009

SALES

External Production Sales - North America

External production sales in North America increased 58% or $4.2 billion to $11.5 billion for 2010 compared to $7.3 billion for 2009. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to 2009, including the:

•                  Chevrolet Equinox and GMC Terrain;

•                  Jeep Grand Cherokee;

•                  Ford Fiesta;

•                  Chevrolet Cruze; and

•                  Cadillac SRX;

•                  higher production volumes on certain existing programs;

•                  an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and

•                 the acquisition of several facilities from Meridian Automotive Systems Inc. (“Meridian”) in the third quarter of 2009.

27

These factors were partially offset by:

•                  programs that ended production during or subsequent to 2009, including the Pontiac, Saturn and Mercury brands;

•                  a decrease in content on certain programs; and

•                  net customer price concessions subsequent to 2009.

External Production Sales - Europe

External production sales in Europe increased 22% or $1.2 billion to $6.9 billion for 2010 compared to $5.7 billion for 2009. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to 2009, including the:

•                  MINI Countryman;

•                  Mercedes-Benz SLS;

•                  Peugeot RCZ;

•                  Porsche Panamera; and

•                  Porsche Cayenne and Volkswagen Touareg;

•                  higher production volumes on certain existing programs; and

•                  acquisitions completed during or subsequent to 2009, including Cadence Innovation s.r.o (“Cadence”).

These factors were partially offset by:

•                  a decrease in reported U.S. dollar sales due to the weakening of the euro and British pound, each against the U.S. dollar;

•                  programs that ended production during or subsequent to 2009, including the BMW X3; and

•                  net customer price concessions subsequent to 2009.

External Production Sales — Rest of World

External production sales in Rest of World increased 59% or $324 million to $0.87 billion for 2010 compared to $0.55 billion for 2009, primarily as a result of:

•                  increased production and/or content on certain programs in China and Korea;

•                  the acquisition of a Japanese roof systems facility in the first quarter of 2010;

•                  the launch of new programs during or subsequent to 2009 in China and Korea;

•                  an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian Real and Korean Won, both against the U.S. dollar; and

•                  production related to the launch of new facilities in Korea and India.

These factors were partially offset by:

•                  the sale of our interest in an electronics systems joint venture in China in the first quarter of 2010; and

•                  net customer price concessions subsequent to 2009.

Complete Vehicle Assembly Sales

Complete vehicle assembly sales increased 23% or $0.4 billion to $2.2 billion for 2010 compared to $1.8 billion for 2009, while assembly volumes increased 52% or 29,563 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                  the launch of new assembly programs during or subsequent to 2009, including the:

•                  MINI Countryman;

•                  Peugeot RCZ; and

•                  Aston Martin Rapide; and

•                  an increase in assembly volumes for the Mercedes-Benz G-Class.

These factors were partially offset by the end of production on certain assembly programs at our Magna Steyr facility, including the:

•                  BMW X3 in the third quarter of 2010;

•                  Saab 93 Convertible in the fourth quarter of 2009; and

•                  Chrysler 300 and Jeep Grand Cherokee in the second quarter of 2010.

In addition, complete vehicle assembly sales were negatively impacted by a decrease in reported U.S. dollar sales due to the weakening of the euro against the U.S. dollar.

28

Tooling, Engineering and Other

Tooling, engineering and other sales increased 23% or $0.4 billion to $2.0 billion for 2010 compared to $1.6 billion for 2009.

In 2009, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Cooper, Clubman and Crossman;

•                  Chevrolet Silverado and GMC Sierra;

•                  Porsche Panamera;

•                  Opel/Vauxhall Astra;

•                  Audi Q5;

•                  BMW X3;

•                  Porsche Boxster and Cayman;

•                  Porsche Cayenne;

•                  Mercedes-Benz M-Class;

•                  Peugeot RCZ;

•                  Cadillac SRX and Saab 9-4X;

•                  Ford F-Series; and

•                  Mercedes-Benz C-Class.

Cost of Goods Sold and Gross Margin

	2010	2009

Sales	$23,465	$16,876

Cost of goods sold
Material	14,574	10,363
Direct labour	1,603	1,248
Overhead	4,279	3,776
	20,456	15,387
Gross margin	$3,009	$1,489

Gross margin as a percentage of sales	12.8%	8.8%

Cost of goods sold increased $5.1 billion to $20.5 billion for 2010 compared to $15.4 billion for 2009 primarily as a result of:

•                  higher material, overhead and labour costs associated with the increase in sales;

•                  $318 million related to acquisitions completed during or subsequent to 2009, including Meridian and Cadence; and

•                  rising commodity costs.

These factors were partially offset by a decrease in reported U.S. dollar cost of goods sold primarily due to the weakening of the euro against the U.S. dollar.

Gross margin increased $1.5 billion to $3.0 billion for 2010 compared to $1.5 billion for 2009 and gross margin as a percentage of total sales increased to 12.8% for 2010 compared to 8.8% for 2009 substantially due to increased gross margin earned as a result of significantly higher vehicle production volumes. In addition, gross margin as a percentage of total sales was positively impacted by:

•                  lower restructuring and downsizing costs and the benefit of prior year restructuring and downsizing activities;

•                  productivity and efficiency improvements at certain facilities;

•                  acquisitions completed during or subsequent to 2009;

•                  favourable settlement of certain commercial items;

•                  the write-off of uncollectable pre-production costs incurred related to the cancellation of assembly programs in 2009;

•                  the $20 million benefit related to the recovery of previously expensed engineering and design costs; and

•                  lower costs incurred related to launches at our complete vehicle assembly operations.

These factors were partially offset by:

•                  higher costs incurred related to launches at our components business;

•                  operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities in Europe;

•                 employee profit sharing, as no profit sharing was recorded in 2009;

•                  increased commodity costs;

•                  prior to the de-consolidation, higher development and launch costs in E-Car;

•                  an increase in complete vehicle assembly sales which have a lower gross margin than our consolidated average;

•                  an increase in tooling sales that earn low or no margins; and

•                  net customer price concessions subsequent to 2009.

29

Depreciation and Amortization

Depreciation and amortization costs decreased 10% or $69 million to $656 million for 2010 compared to $725 million for 2009. The decrease in depreciation and amortization was primarily as a result of:

•                  the impairment of certain assets during or subsequent to 2009;

•                  lower capital spending in recent years; and

•                  the disposition of certain facilities subsequent to 2009.

These factors were partially offset by an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Canadian dollar against the U.S. dollar.

Selling, General and Administrative

SG&A expense as a percentage of sales was 5.4% for 2010, compared to 6.9% for 2009.

SG&A expense increased $119 million to $1.3 billion for 2010 compared to $1.2 billion for 2009 primarily as a result of:

•                  higher incentive compensation;

•                  a $20 million stock-based compensation charge as a result of modifying option agreements with three departing executives and a related $9 million contract termination payment;

•                  higher stock-based compensation;

•                  a $9 million favourable revaluation of our investment in ABCP in 2009;

•                  an increase in reported U.S. dollar SG&A due to the strengthening of the Canadian dollar against the U.S. dollar; and

•                  higher costs to support the increased sales level.

These factors were partially offset by:

•                  a $32 million recovery, during 2010, of receivables that were fully provided for in 2009;

•                  lower restructuring and downsizing costs;

•                  due diligence costs incurred in 2009 associated with our planned investment in Opel, which terminated during 2009;

•                  loss on disposal of assets in 2009;

•                  net gain on disposal of assets; and

•                 the closure or disposition of certain facilities during or subsequent to 2009.

Equity Income

Equity income increased $20 million to $132 million for 2010 compared to $112 million for 2009 primarily as a result of higher income from most of our equity accounted investments

This factor was partially offset by:

•                  including our proportionate share of the loss in our E-Car Systems partnership in equity loss for four months in 2010. The E-Car systems partnership was established on August 31, 2010 as part of the Arrangement. Prior to such date, we consolidated the E-Car results; and

•                  the disposal of an equity accounted investment during 2010.

Other Expense, net

Other expense, net consist of significant non-operational items such as: restructuring charges generally related to plant closures; impairment charges; gains or losses on disposal of facilities; and other items not reflective of on-going operating profit or loss.

During 2010 and 2009, we recorded other expense (income) as follows:

	2010			2009
			Diluted			Diluted
	Operating	Net	Earnings	Operating	Net	Earnings
	Income	Income	per Share	Income	Income	per Share

Impairment charges (1)	$23	$21	$0.09	$183	$181	$0.81
Restructuring charges (1)	32	27	0.11	26	26	0.12
Gain on deconsolidation of E-Car	(16)	(16)	(0.07)	—	—	—
Gain on disposal of facility	(14)	(14)	(0.06)	—	—	—
Sale of facilities (2)	—	—	—	8	8	0.04
Curtailment gain (3)	—	—	—	(26)	(20)	(0.09)
Total other expense, net	$25	$18	$0.07	$191	$195	$0.88

30

The other expense, net items for 2010 have been discussed in the “Other Expense, net” section above. During 2009, other expense, net items were as follows:

(1)         Restructuring and Impairment Charges

(i)                Goodwill

In conjunction with our annual business planning cycle, during the fourth quarter of 2009 we determined that our Car Top Systems (“CTS”) North America reporting unit could potentially be impaired, primarily as a result of: (i) a dramatic reduction in the market for soft tops, hard tops and modular retractable hard tops; and (ii) historical losses that are projected to continue throughout our business planning period. Based on the reporting unit’s discounted forecast cash flows, we recorded a $25 million goodwill impairment charge.

In addition, during the second quarter of 2009, after failing to reach a favourable labour agreement at a powertrain systems facility in Syracuse, New York, we decided to wind down these operations. Given the significance of the facility’s cash flows in relation to the reporting unit, management determined that it was more likely than not that goodwill at the Powertrain North America reporting unit could potentially be impaired. Therefore, we recorded a $75 million goodwill impairment charge.

The goodwill impairment charges were calculated by determining the implied fair value of goodwill in the same manner as if we had acquired the Powertrain and CTS reporting units as at June 30, 2009 and December 31, 2009, respectively.

(ii)            Long-lived Assets

During the fourth quarter of 2009 we recorded long-lived asset impairment charges of $83 million.

In North America, we recorded charges of $13 million related to fixed assets at a die casting facility in Canada and an anticipated under recovery of capitalized tooling costs at a stamping facility in the United States due to significantly lower volumes on certain SUV programs.

In Europe, we recorded long-lived asset impairment charges of $70 million related to our CTS and exterior systems operations in Germany.

At our CTS operations, long-lived asset impairment charges of $59 million were recorded related to fixed and intangible assets. The impairment charge was calculated based on CTS’ discounted forecast cashflows and was necessary primarily as a result of: (i) a dramatic reduction in the market for soft tops, hard tops and modular retractable hard tops; and (ii) historical losses that are projected to continue throughout our business planning period.

At our interiors and exteriors operations, we recorded an $11 million asset impairment charge related to specific under-utilized assets in Germany.

(iii)        Restructuring Costs

During 2009, we recorded restructuring and rationalization costs of $26 million. During the second quarter, we recorded restructuring costs of $6 million related to the planned closure of a powertrain systems facility in Syracuse, New York and during the fourth quarter we recorded severance and other termination benefits related to the closure of powertrain and interior systems facilities in Germany.

(2)         Sale of Facilities

During 2009, we entered into an agreement to sell an engineering centre in Europe and, as a result, incurred a loss on disposition of the facility of $8 million.

31

(3)         Curtailment Gain

During the second quarter of 2009, we amended our Retiree Premium Reimbursement Plan in Canada and the United States, such that most employees retiring on or after August 1, 2009 would no longer participate in the plan. The amendment reduced service costs and retirement medical benefit expense in 2009 and future years. As a result of amending the plan, a curtailment gain of $26 million was recorded in the second quarter of 2009.

Net Income (Loss)

Net income increased $1.5 billion to $1.0 billion for 2010 compared to a loss of $0.5 billion for 2009. Excluding other expense, net, after tax, discussed in the “Other Expense, net” section, net income increased $1.3 billion. The increase in net income is the result of the increase in operating income partially offset by higher income taxes.

Earnings (Loss) per Share

Diluted earnings per share increased $6.33 to $4.30 for 2010 compared to a loss of $2.03 for 2009. Excluding other expense, net, after tax, discussed in the “Other Expense, net” section, diluted earnings per share increased $5.52 from 2009 as a result of the increase in net income attributable to Magna International Inc. (excluding other expense, net, after tax), described above, partially offset by an increase in the weighted average number of diluted shares outstanding during the year.

The increase in the weighted average number of diluted shares outstanding was primarily due to the net issue of shares during 2010 related to the Arrangement and an increase in the number of diluted shares associated with stock options and restricted stock partially offset by the effect of the repurchase and cancellation of Common Shares in 2010 pursuant to our normal course issuer bids.

Financing Resources

Total capitalization increased by $0.6 billion to $8.1 billion at December 31, 2010 compared to $7.5 billion at December 31, 2009. The increase in capitalization was a result of a $0.7 billion increase in shareholders’ equity partially offset by a $0.1 billion decrease in liabilities.

The increase in shareholders’ equity was primarily as a result of:

•                  net income earned during 2010;

•                  net unrealized gains on cash flow hedges, and the reclassification of net gains on cash flow hedges from accumulated other comprehensive income to net income;

•                  Common Shares issued on the exercise of stock options; and

•                  an increase in contributed surplus related to stock-based compensation expense.

These factors were partially offset by:

•                 the repurchase of Class B Shares in connection with the Arrangement;

•                  dividends paid during 2010; and

•                  the purchase for cancellation of Common Shares in connection with our normal course issuer bid.

The decrease in liabilities is primarily as a result of the repayment in 2010 of debt assumed on the acquisition of Cadence.

Cash Resources

During 2010, our cash resources increased by $0.6 billion to $1.9 billion primarily as a result of the cash provided from operating activities partially offset by cash used for investing activities and financing activities (including cash used for the Arrangement). In addition to our cash resources, at December 31, 2010 we had term and operating lines of credit totalling $2.0 billion of which $1.9 billion was unused and available.

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED DECEMBER 31, 2011

The discussion of our results of operations for the three months ended December 31, 2011 contained in the MD&A attached to our press release dated February 23, 2012, as filed via the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com), is incorporated by reference herein.

32

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been prepared in accordance with U.S. GAAP.

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2011	2011	2011	2011

Sales	$7,189	$7,338	$6,970	$7,251

Net income	$322	$282	$100	$311

Earnings per Common Share
Basic	$1.33	$1.17	$0.43	$1.33
Diluted	$1.30	$1.15	$0.42	$1.32

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2010	2010	2010	2010

Sales	$5,350	$5,898	$5,778	$6,439

Net income	$224	$294	$266	$219

Earnings per Common Share
Basic	$1.00	$1.31	$1.15	$0.91
Diluted	$0.99	$1.30	$1.14	$0.89

In general, sales increased from 2010 to 2011 as a result of a continued recovery in vehicle production during 2011, compared to the historically low level of production in 2009. The third quarter of 2011 was affected by the normal seasonal effects of lower vehicle production volumes as a result of OEM summer shutdowns.

Included in the quarterly net income are the following other expense, net items that have been discussed above:

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2011	2011	2011	2011

Impairment charges	$—	$—	$—	$20
Loss on disposal of facility	—	—	113	16
Customer bankruptcy	—	—	—	11
Insurance proceeds	—	—	—	(15)
Settlement agreement	—	—	11	—
Gain on disposal of investment	—	(10)	—	—
Write down of real estate	9	—	—	—
	$9	$(10)	$124	$32

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2010	2010	2010	2010

Impairment charges	$—	$—	$—	$21
Restructuring charges	—	21	—	6
Gain on deconsolidation of E-Car	—	—	(16)	—
Gain on disposal of facility	(14)	—	—	—
	$(14)	$21	$(16)	$27

For more information regarding our quarter over quarter results, please refer to our first, second and third quarter 2011 quarterly reports which are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

33

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: movement in light vehicle production levels in North America, Europe and globally; implementation of improvement plans in our underperforming operations, particularly in Europe; our ability to successfully launch new facilities; diversification of sales by region, customer and vehicle segment; and future purchases of our Common Shares under the Normal Course Issuer Bid. The forward-looking information in this MD&A is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; declines in consumer confidence and the impact on production volume levels; risks arising from uncertain economic conditions in Europe; restructuring, downsizing and/or other significant non-recurring costs; continued underperformance of one or more of our operating divisions; our ability to successfully launch material new or takeover business; liquidity risks; risks arising due to the failure of a major financial institution; bankruptcy or insolvency of a major customer or supplier; a prolonged disruption in the supply of components to us from our suppliers; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; a shift away from technologies in which we are investing; impairment charges related to goodwill, long-lived assets and deferred tax assets; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, India, Brazil, Russia and other non-traditional markets for us; exposure to, and ability to offset, volatile commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; our ability to understand and compete successfully in non-automotive businesses in which we pursue opportunities; risks related to natural disasters and potential production disruptions; factors that could cause an increase in our pension funding obligations; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims and/or regulatory actions against us; the unpredictability of, and fluctuation in, the trading price of our Common Shares; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; our non-controlling interest in Magna E-Car Systems; our ability to recover our initial or any potential subsequent investment(s) in Magna E-Car Systems; risks related to the electric vehicle industry itself; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

34

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Magna’s management is responsible for the preparation and presentation of the consolidated financial statements and all the information in the accompanying Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”). The consolidated financial statements were prepared by management in accordance with United States generally accepted accounting principles.

Where alternative accounting methods exist, management has selected those it considered to be most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis designed to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented in the accompanying MD&A has been prepared by management to ensure consistency with that in the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee, audited by the independent auditors and approved by the Board of Directors of the Company.

Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that financial information is accurate, relevant and reliable, and that the Company’s activities are appropriately accounted for and assets are adequately safeguarded. In compliance with U.S. Securities and Exchange Commission (“SEC”) requirements and Section 404 of the U.S. Sarbanes-Oxley Act (“SOX”), management has determined that as at December 31, 2011 internal control over financial reporting is, in all material respects, effective. The Company’s Chief Executive Officer and Chief Financial Officer, in compliance with Section 302 of SOX, provide a certification related to the Company’s annual disclosure document in the U.S. (Form 40-F) to the SEC. According to Multilateral Instrument 52-109, the same certification is provided to the Canadian Securities Administrators.

The Company’s Audit Committee is appointed by its Board of Directors annually and is comprised solely of independent directors. The Audit Committee meets regularly with management, as well as with the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent auditors’ report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements and the effectiveness of internal control over financial reporting have been audited by Ernst & Young LLP, the independent auditors, in accordance with United States generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The Independent Auditors’ Reports on the consolidated financial statements and internal controls outline the nature of their examinations and their opinions. The independent auditors have full and unrestricted access to the Audit Committee.

/s/ “Donald J. Walker”	/s/ “Vincent J. Galifi”

Donald J. Walker	Vincent J. Galifi
Chief Executive Officer	Executive Vice-President
and Chief Financial Officer

Toronto, Canada,
March 12, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magna International Inc.

We have audited the accompanying consolidated balance sheets of Magna International Inc. (the “Company”) as at December 31, 2011 and 2010 and the related consolidated statements of income (loss), comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Magna International Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with United States generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2012, expressed an unqualified opinion thereon.

/s/ “Ernst & Young LLP”

Chartered Accountants
Licensed Public Accountants
March 12, 2012
Toronto, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROLS UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

To the Board of Directors and Shareholders of

Magna International Inc.

We have audited Magna International Inc.’s (the “Company”) internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO” criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Responsibility for Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at December 31, 2011 and 2010, and the related consolidated statements of income (loss), comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2011 and our report dated March 12, 2012 expressed an unqualified opinion thereon.

/s/ “Ernst & Young LLP”

Chartered Accountants
Licensed Public Accountants
March 12, 2012
Toronto, Canada

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

[U.S. dollars in millions, except per share figures]

Years ended December 31,

	Note	2011	2010	2009

Sales		$28,748	$23,465	$16,876

Costs and expenses
Cost of goods sold	16	25,401	20,456	15,387
Depreciation and amortization		686	656	725
Selling, general and administrative	9, 18	1,415	1,274	1,155
Interest (income) expense, net	15	(6)	(11)	7
Equity income		(121)	(132)	(112)
Other expense, net	4	156	25	191
Income (loss) from operations before income taxes		1,217	1,197	(477)
Income taxes	12	202	194	(24)
Net income (loss)		1,015	1,003	(453)
Net loss attributable to non-controlling interests		3	—	—
Net income (loss) attributable to Magna International Inc.		$1,018	$1,003	$(453)

Earnings (loss) per Common Share or Class B Share:	5
Basic		$4.26	$4.36	$(2.03)
Diluted		$4.20	$4.30	$(2.03)

Cash dividends paid per Common Share or Class B Share		$1.00	$0.42	$0.09

Average number of Common Shares and Class B Shares outstanding during the year [in millions]:	5
Basic		239.3	230.0	223.6
Diluted		242.8	233.0	223.6

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[U.S. dollars in millions]

Net income (loss)		$1,015	$1,003	$(453)
Other comprehensive income (loss), net of tax:	20
Net unrealized (losses) gains on translation of net investment in foreign operations		(171)	20	399
Net unrealized (losses) gains on cash flow hedges		(41)	80	41
Reclassification of net (gains) losses on cash flow hedges to net income (loss)		(22)	(27)	59
Pension and post retirement benefits		(49)	(14)	15
Net unrealized (loss) gain on available-for-sale investments		(6)	11	—
Other comprehensive (loss) income		(289)	70	514

Comprehensive income		726	1,073	61
Comprehensive loss attributable to non-controlling interests		3	—	—
Comprehensive income attributable to Magna International Inc.		$729	$1,073	$61

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[U.S. dollars in millions]

Years ended December 31,

	Note	2011	2010	2009

OPERATING ACTIVITIES
Net income (loss)		$1,015	$1,003	$(453)
Items not involving current cash flows	6	826	720	1,035
		1,841	1,723	582
Changes in non-cash operating assets and liabilities	6	(631)	155	(63)
Cash provided from operating activities		1,210	1,878	519

INVESTMENT ACTIVITIES
Fixed asset additions		(1,236)	(746)	(616)
Purchase of subsidiaries	7	(120)	(106)	(50)
Increase in investments and other assets		(196)	(149)	(236)
Deconsolidation of E-Car	3, 4	—	(91)	—
Disposal of facilities	4	112	30	—
Proceeds from disposition		168	244	68
Cash used for investment activities		(1,272)	(818)	(834)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness		150	(8)	(851)
Repayments of debt	15	(24)	(71)	(296)
Issues of debt	15	11	22	5
Issues of Common Shares	19	59	48	2
Settlement of stock options	18	(30)	(12)	—
Repurchase of Common Shares	19	(407)	(23)	—
Repurchase of Class B Shares	3, 19	—	(300)	—
Settlement of stock appreciation rights	18	—	—	(1)
Contribution to subsidiaries by non-controlling interests		20	—	—
Dividends paid		(236)	(100)	(21)
Cash used for financing activities		(457)	(444)	(1,162)

Effect of exchange rate changes on cash and cash equivalents		(37)	(5)	60

Net (decrease) increase in cash and cash equivalents during the year		(556)	611	(1,417)
Cash and cash equivalents, beginning of year		1,881	1,270	2,687
Cash and cash equivalents, end of year		$1,325	$1,881	$1,270

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[U.S. dollars in millions]

As at December 31,

	Note	2011	2010

ASSETS
Current assets
Cash and cash equivalents	6	$1,325	$1,881
Accounts receivable		4,398	3,543
Inventories	8	2,045	1,822
Deferred tax assets	12	206	77
Prepaid expenses and other		172	162
		8,146	7,485

Investments	4, 9, 16	438	575
Fixed assets, net	4, 10	4,236	3,742
Goodwill	4, 11	1,196	1,194
Deferred tax assets	12	69	60
Other assets	4, 13	594	618
		$14,679	$13,674

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	15	$162	$20
Accounts payable		3,961	3,496
Accrued salaries and wages		525	456
Other accrued liabilities	14	1,002	891
Income taxes payable		5	55
Deferred tax liabilities	12	44	31
Long-term debt due within one year	15	25	19
		5,724	4,968

Long-term employee benefit liabilities	16	419	356
Long-term debt	15	46	47
Other long-term liabilities	17	207	185
Deferred tax liabilities	12	81	92
		6,477	5,648

Shareholders’ equity
Common Shares [issued: 233,317,792; 2010 - 242,564,616]	3, 19	4,373	4,500
Contributed surplus		63	56
Retained earnings	19	3,317	2,715
Accumulated other comprehensive income	20	422	752
		8,175	8,023

Non-controlling interest		27	3
		8,202	8,026
		$14,679	$13,674

Commitments and contingencies [notes 15, 21 and 23]

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[U.S. dollars in millions]

	Common Shares					Non-
		Stated	Contributed	Retained		controlling	Total
	Number	Value	Surplus	Earnings	AOCI [i]	Interest	Equity
	[in millions]
Balance, December 31, 2008	223.8	$3,771	$34	$3,277	$171	$—	$7,253

Net loss				(453)			(453)
Other comprehensive income					514		514
Shares issued:
Exercise of stock options	0.1	2					2
Release of restricted stock		6	(6)				—
Redemption of restricted stock units [note 18]			(6)				(6)
Stock-based compensation expense [note 18]			11				11
Settlement of stock options [note 18]			(1)				(1)
Dividends paid				(21)			(21)
Balance, December 31, 2009	223.9	3,779	32	2,803	685	—	7,299

Net income				1,003			1,003
Other comprehensive income					70		70
Contribution to subsidiaries by non-controlling interests						3	3
Shares issued (repurchased):
Exercise of stock options	1.5	58	(10)				48
Release of restricted stock		6	(6)				—
Repurchase and cancellation under normal course issuer bid [note 19]	(0.8)	(11)		(13)	(3)		(27)
Issued under the Arrangement [note 3]	18.0	666					666
Repurchase of Class B Shares [note 3]				(976)			(976)
Stock-based compensation expense [note 18]			52				52
Settlement of stock options			(12)				(12)
Dividends paid		2		(102)			(100)
Balance, December 31, 2010	242.6	4,500	56	2,715	752	3	8,026

Net income				1,018		(3)	1,015
Other comprehensive loss					(289)		(289)
Contribution to subsidiaries by non-controlling interests						20	20
Acquisition of subsidiaries						7	7
Shares issued (repurchased):
Exercise of stock options	1.4	69	(10)				59
Release of restricted stock		6	(6)				—
Repurchase and cancellation under normal course issuer bid [note 19]	(10.7)	(204)		(162)	(41)		(407)
Stock-based compensation expense [note 18]			31				31
Settlement of stock options [note 18]			(8)	(16)			(24)
Dividends paid		2		(238)			(236)
Balance, December 31, 2011	233.3	$4,373	$63	$3,317	$422	$27	$8,202

[i]                                 AOCI is Accumulated Other Comprehensive Income.

See accompanying notes

On behalf of the Board:
	/s/ “Donald Resnick”	/s/ “Michael D. Harris”
	Director	Chairman of the Board

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1.     SIGNIFICANT ACCOUNTING POLICIES

Magna International Inc. [collectively “Magna” or the “Company”] designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers [“OEMs”] of cars and light trucks.

Basis of presentation

The consolidated financial statements have been prepared in U.S. dollars following United States generally accepted accounting principles [“GAAP”].

Adoption of United States Generally Accepted Accounting Principles

In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to International Financial Reporting Standards [“IFRS”] for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. As a result, management undertook a detailed review of the implications of Magna having to report under IFRS and also examined the alternative available to the Company, as a Foreign Private Issuer in the United States, of filing its primary financial statements in Canada using U.S. GAAP, as permitted by the Canadian Securities Administrators’ National Instrument 52-107, ‘‘Acceptable Accounting Principles and Auditing Standards’’.

In carrying out this evaluation, management considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on the Company’s reported results and key performance indicators, (ii) the reporting standards expected to be used by many of the Company’s industry comparables, and (iii) the financial reporting needs of the Company’s market participants, including shareholders, lenders, rating agencies and market analysts.

As a result of this analysis, management determined that Magna would adopt U.S. GAAP as its primary basis of financial reporting commencing January 1, 2011 on a retrospective basis. All comparative financial information contained in these audited consolidated financial statements has been revised to reflect the Company’s results as if they had been historically reported in accordance with U.S. GAAP.

The adoption of U.S. GAAP did not have a material change on the Company’s accounting policies or financial results, except for the reporting differences disclosed in note 28 to the annual consolidated financial statements for the year ended December 31, 2010.

Principles of consolidation

The consolidated financial statements include the accounts of Magna and its subsidiaries, some of which have a non-controlling interest.

Financial instruments

The Company classifies all of its financial assets and financial liabilities as held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. Held-for-trading financial instruments, which include cash and cash equivalents and the Company’s investment in asset-backed commercial paper [“ABCP”] are measured at fair value and all gains and losses are included in net income (loss) in the period in which they arise. Held-to-maturity investments, which include long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements, are recorded at amortized cost using the effective interest method. Loans and receivables, which include accounts receivable, long-term receivables and accounts payable, are recorded at amortized cost using the effective interest method. Available-for-sale financial instruments are recorded at cost and are subsequently measured at fair value with all revaluation gains and losses included in other comprehensive income.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Foreign currency translation

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.

Assets and liabilities of the Company’s operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at year end, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net investment in these operations are included in comprehensive income (loss) and are deferred in accumulated other comprehensive income. Foreign exchange gains or losses on debt that was designated as a hedge of the Company’s net investment in these operations are also recorded in accumulated other comprehensive income.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are reflected in income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies and on intercompany balances which are designated as long-term investments. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed foreign currency based outflows and inflows. All derivative instruments, including foreign exchange contracts, are recorded on the consolidated balance sheet at fair value. The fair values of derivatives are recorded in prepaid expenses, other assets, other accrued liabilities or other long-term liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income (loss); any ineffective portion is recorded in net income (loss). Amounts accumulated in other comprehensive income (loss) are reclassified to net income (loss) in the period in which the hedged item affects net income (loss).

If the Company’s foreign exchange forward contracts ceased to be effective as hedges, for example, if projected foreign cash inflows or outflows declined significantly, gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in income at the time this condition was identified.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

Inventories

Production inventories and tooling inventories manufactured in-house are valued at the lower of cost and market, with cost being determined substantially on a first-in, first-out basis. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Outsourced tooling inventories are valued at the lower of subcontracted costs and market.

Investments

The Company accounts for its investments in which it has significant influence on the equity basis. Investments also include the Company’s investment in ABCP, public company shares and long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements pursuant to local tax laws.

Long-lived assets

Fixed assets are recorded at historical cost. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2½% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 33% for special purpose equipment.

Definite-lived intangible assets, which have arisen principally through acquisitions, are amortized on a straight-line basis over their estimated useful lives, typically over periods not exceeding five years.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The Company assesses fixed and other long-lived assets [excluding goodwill] for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of the long-lived assets is generally determined using estimated discounted future cash flows.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed less any subsequent writedowns for impairment. Goodwill is subject to an annual impairment test. Goodwill impairment is evaluated between annual tests upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment, if any. The fair value of a reporting unit is determined using the estimated discounted future cash flows of the reporting unit.

Other assets

Other assets include the long-term portion of certain receivables, which represent the recognized sales value of tooling and design and engineering services provided to customers under certain long-term contracts. The receivables will be paid in full upon completion of the contracts or in instalments based on forecasted production volumes. In the event that actual production volumes are less than those forecasted, a reimbursement for any shortfall will be made.

Preproduction costs related to long-term supply agreements

Pre-operating costs incurred in establishing new facilities that require substantial time to reach commercial production capability are expensed as incurred.

Costs incurred [net of customer subsidies] related to design and engineering, which are paid for as part of subsequent production piece price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists.

Costs incurred [net of customer subsidies] related to design and development costs for moulds, dies and other tools that the Company does not own [and that will be used in, and paid for as part of the piece price amount for, subsequent production] are expensed as incurred unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancellable right to use the moulds, dies and other tools during the supply agreement.

Where these preproduction costs are deemed to be a single unit of account combined with a subsequent parts production, the costs deferred in the above circumstances are included in other assets and amortized on a units-of-production basis to cost of goods sold over the anticipated term of the supply agreement.

Warranty

The Company records product warranty liabilities based on its individual customer agreements. Under most customer agreements, the Company only accounts for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience.

Product liability provisions are established based on the Company’s best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or the customer decides to recall a product due to a known or suspected performance issue, and the Company is required to participate, either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer’s cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, the Company’s estimated cost of the recall is recorded as a charge to income in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign and the ultimate negotiated sharing of the cost between the Company, the customer and, in some cases, a supplier to the Company.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Employee future benefit plans

The cost of providing benefits through defined benefit pensions, lump sum termination and long service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, with respect to medical benefits, expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses that are greater than 10% of the greater of the accrued benefit obligation at the beginning of the year and the fair value, or market related value, of plan assets at the beginning of the year, are recognized in income over the expected average remaining service life of employees. Gains related to plan curtailments are recognized when the event giving rise to the curtailment has occurred. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.

The aggregated underfunded plans are recognized as either a current liability or a non-current liability. The current liability is the amount by which the actuarial present value of benefits included in the benefit obligation in the next 12 months exceeds the fair value of the plan assets, determined on a plan-by-plan basis.

Asset retirement obligation

The Company recognizes its obligation to restore leased premises at the end of the lease by recording at lease inception the estimated fair value of this obligation as other long-term liabilities with a corresponding amount recognized as fixed assets. The fixed asset amount is amortized over the period from lease inception to the time the Company expects to vacate the premises, resulting in both depreciation and interest charges. The estimated fair value of the obligation is assessed for changes in the expected timing and extent of expenditures with changes related to the time value of money recorded as interest expense.

Revenue recognition

Revenue from the sale of manufactured products is recognized when the price is fixed or determinable, collectability is reasonably assured and upon shipment to [or receipt by customers, depending on contractual terms], and acceptance by, customers.

For revenue arrangements entered into prior to January 1, 2011, tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. For revenue arrangements entered into or materially modified on or after January 1, 2011, tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis. Revenues from significant engineering services and tooling contracts that qualify as separate revenue elements are recognized on a percentage-of-completion basis. Percentage-of-completion is generally determined based on the proportion of accumulated expenditures to date as compared to total anticipated expenditures.

Revenue and cost of goods sold, including amounts from engineering and tooling contracts, are presented on a gross basis in the consolidated statements of income (loss) and comprehensive income (loss) when the Company is acting as principal and is subject to significant risks and rewards in connection with the process of bringing the product to its final state and in the post-sale dealings with its customers. Otherwise, components of revenues and related costs are presented on a net basis. With respect to vehicle assembly sales, where Magna is acting as principal with respect to purchased components and systems, the selling price to the customer includes the costs of such inputs. These programs are accounted for on a full-cost basis under which sales and cost of goods sold include these input costs. Where third-party components and systems are held on consignment by the Company, the selling price to the customer reflects a value-added assembly fee only and, accordingly, the costs of such consignment inputs are not included in sales and cost of goods sold.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Government financing

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions that the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants relating to current operating expenditures are generally recorded as a reduction of the related expense at the time the eligible expenses are incurred. The Company also receives tax credits and tax super allowances, the benefits of which are recorded as a reduction of income tax expense. In addition, the Company receives loans which are recorded as liabilities in amounts equal to the cash received.

Income taxes

The Company uses the liability method of tax allocation to account for income taxes. Under the liability method of tax allocation, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

No deferred tax liability is recorded for taxes on undistributed earnings and translation adjustments of foreign subsidiaries. These items are either considered to be reinvested for the foreseeable future or if they are available for repatriation, are not subject to further tax on remittance in the current circumstances. Taxes will be recorded on such foreign undistributed earnings and translation adjustments when it becomes apparent that such earnings will be distributed in the foreseeable future and the Company will incur further significant tax on remittance.

Recognition of uncertain tax positions is dependent on whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Stock-based compensation

Compensation expense is recognized for stock options based upon the fair value of the options at the grant or modification date. The fair value of the options is recognized over the vesting period of the options as compensation expense in selling, general and administrative expense with a corresponding increase to contributed surplus.

The fair value of stock options is estimated at the grant or modification date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside the Company’s control. If other assumptions are used, stock-based compensation expense could be significantly impacted.

As stock options are exercised, the proceeds received on exercise, in addition to the portion of the contributed surplus balance related to those stock options, is credited to Common Shares and contributed surplus is reduced accordingly.

The Company’s restricted stock plans and restricted share unit plans are measured at fair value at the date of grant or modification and amortized to compensation expense from the effective date of the grant to the final vesting date in selling, general and administrative expense with a corresponding increase to contributed surplus. As restricted stock or restricted share units are released under the plans, the portion of the contributed surplus balance relating to the restricted stock or restricted share units is credited to Common Shares and released from contributed surplus.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Comprehensive income

Other comprehensive income (loss) includes unrealized gains and losses on translation of the Company’s net investment in self-sustaining foreign operations, the change in fair value of available-for-sale investments net of taxes, change in unamortized actuarial amounts, net of taxes and to the extent that cash flow hedges are effective, the change in their fair value, net of income taxes.

Accumulated other comprehensive income is a separate component of shareholders’ equity which includes the accumulated balances of all components of other comprehensive income (loss) which are recognized in comprehensive income (loss) but excluded from net income (loss).

Earnings (loss) per Common Share or Class B Share

Basic earnings (loss) per Common Share or Class B Share are calculated on net income (loss) attributable to Magna International Inc. using the weighted average number of Common Shares and Class B Shares outstanding during the year.

Diluted earnings (loss) per Common Share or Class B Share are calculated on the weighted average number of Common Shares and Class B Shares outstanding, including an adjustment for stock options outstanding using the treasury stock method.

Common Shares that have not been released under the Company’s restricted stock plan or are being held in trust for purposes of the Company’s restricted stock unit program have been excluded from the calculation of basic earnings (loss) per share but have been included in the calculation of diluted earnings (loss) per share.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

2.     ACCOUNTING STANDARDS

Multiple-Deliverable Revenue Arrangements

In October 2009, the Financial Accounting Standards Board [“FASB”] issued Accounting Standards Update [“ASU”] 2009-13, “Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements”. This ASU eliminates the requirement that undelivered elements must have objective and reliable evidence of fair value before a company can recognize the portion of the consideration that is attributable to items that already have been delivered. This may allow some companies to recognize revenue on transactions that involve multiple deliverables earlier than under the prior requirements. For Magna, this ASU was effective for revenue arrangements entered into or materially modified on or after January 1, 2011. This change did not have a material impact on the consolidated financial statements.

Future Accounting Policies

Goodwill

In September 2011, the FASB issued ASU 2011-08, “Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment.” ASU 2011-08 provides an option to perform a qualitative assessment to determine whether further goodwill impairment testing is necessary. If, as a result of the qualitative assessment, it is determined that it is more-likely-than-not that a reporting unit’s fair value is less than its carrying amount, the two-step quantitative impairment test it required.  Otherwise, no further testing is required. ASU 2011-08 is effective for the Company for the year ending December 31, 2013. The adoption of this is not expected to have an impact on the Company’s consolidated financial statements.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Comprehensive Income

During 2011, the FASB issued ASU 2011-05 and ASU 2011-12, “Comprehensive Income (Topic 220)”, requiring entities to present net income and other comprehensive income in either a single continuous statement or in two consecutive statements of net income and other comprehensive income. This new standard will be effective for the Company in the first quarter of 2012. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements.

Fair Value Measurement

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820)”, clarifying the existing measurement and disclosure requirements and expanding the disclosure requirements for certain fair value measurements. This new standard will be effective for the Company in the first quarter of 2012. The adoption of this ASU is not expected to have a material effect on the Company’s financial statements.

3. PLAN OF ARRANGEMENT

On August 31, 2010, following approval by the Company’s former Class A Subordinate Voting and Class B Shareholders, the Company completed a court-approved plan of arrangement [the “Arrangement”] in which its dual-class share structure was collapsed. In addition, the transaction: [i] set a declining fee schedule for the consulting, business development and business services contracts Magna has in place with its former Chairman, Frank Stronach and his affiliated entities and a termination date of December 31, 2014; and [ii] established a partnership with the Stronach group to pursue opportunities in the vehicle electrification business.

[a]   Capital Transaction

The Company purchased for cancellation all 1,453,658 outstanding Class B Shares, which were held indirectly by the Stronach group, for $300 million in cash and 18.0 million newly issued Class A Subordinate Voting Shares. The newly issued shares held indirectly by the Stronach group represented an equal equity ownership and voting interest of 7.4% as of August 31, 2010. The costs related to the Arrangement were $10 million, net of tax.

In addition, Magna’s Articles were amended to remove the Class B Shares from the authorized capital and to make non-substantive consequential changes, including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares.

[b]   Vehicle Electrification Partnership

The partnership, Magna E-Car Systems [“E-Car”], involves the engineering, development and integration of electric vehicles of any type, the development, testing and manufacturing of batteries and battery packs for hybrid and electric vehicles and all ancillary activities in connection with electric vehicle technologies. Magna’s original investment in the partnership included the assets of the Company’s recently established E-Car Systems vehicle electrification and battery business unit, certain other vehicle electrification assets, and $145 million in cash. On August 31, 2010, the Stronach group invested $80 million in cash for a 27% controlling equity interest in the partnership, reducing Magna’s equity interest to 73%. The Company has no obligation to make additional investments in E-Car under the terms of the E-Car partnership agreement. For accounting purposes, the partnership is a variable interest entity. Magna is not considered the primary beneficiary; and as a result, the Company’s interest in E-Car is accounted for using the equity method. As a result of deconsolidating the E-Car partnership, the Company recorded its investment in the E-Car partnership at its fair value on August 31, 2010 and recognized a $16 million gain in income.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

4.     OTHER EXPENSE, NET

Other expense, net consists of significant items such as: restructuring charges generally related to plant closures; impairment charges; gains or losses on disposal of facilities; and other items not reflective of on-going operating profit or loss. Other expense, net consists of:

	2011	2010	2009

North America [a]
Settlement agreement	$11	$—	$—
Impairment of long-lived assets	7	7	13
Insurance proceeds	(15)	—	—
Restructuring charges	—	32	6
Impairment of goodwill	—	—	100
Curtailment gain [note 16]	—	—	(26)
	3	39	93

Europe [b]
Loss on disposal of facility	129	—	8
Impairment of long-lived assets	14	16	70
Customer bankruptcy	11	—	—
Restructuring charges	—	—	20
	154	16	98

Rest of World [c]
Gain on disposal of facility	—	(14)	—

Corporate [d]
Write down of real estate	9	—	—
Gain on sale of investment	(10)	—	—
Gain on deconsolidation of E-Car	—	(16)	—
	(1)	(16)	—
	$156	$25	$191

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[a]          North America

For the year ended December 31, 2011

During the third quarter of 2011, the Company recorded an $11 million expense related to a settlement agreement in connection with the settlement of certain patent infringement and other claims.

During the fourth quarter of 2011, the Company recorded long-lived asset impairment charges of $7 million [$7 million after tax] related to a roof systems facility in the United States.

During the fourth quarter of 2011, the Company received proceeds pursuant to an insurance claim for fire damages related to an interior systems facility in the United States. The proceeds received were $15 million in excess of the damaged assets’ net book value and the losses previously recognized, and was recorded in income.

For the year ended December 31, 2010

During the fourth quarter of 2010, the Company recorded long-lived asset impairment charges of $7 million [$5 million after tax] related to a die casting facility in Canada.

In addition, during 2010, the Company recorded restructuring and rationalization costs of $32 million [$27 million after tax] related to the planned closure of a powertrain systems facility and two body & chassis systems facilities in the United States, approximately $13 million remains to be paid subsequent to 2011.

For the year ended December 31, 2009

During the fourth quarter of 2009, the Company recorded long-lived asset impairment charges of $13 million [$11 million after tax] related to fixed assets at a die casting facility in Canada and an anticipated under recovery of capitalized tooling costs at a stamping facility in the United States due to significantly lower volumes on certain SUV programs.

During the second quarter of 2009, the Company recorded restructuring costs of $6 million [$6 million after tax] related to the planned closure of a powertrain facility in Syracuse, New York, approximately $3 million remains to be paid subsequent to 2011.

In conjunction with its annual business planning cycle, during the fourth quarter of 2009, the Company determined that its Car Top Systems [“CTS”] North America reporting unit could potentially be impaired, primarily as a result of: (i) a dramatic reduction in the market for soft tops, hard tops and modular retractable hard tops; and (ii) historical losses that were projected to continue throughout the Company’s business planning period. Based on the reporting unit’s discounted forecast cash flows, the Company recorded a $25 million goodwill impairment charge.

In addition, during the second quarter of 2009, after failing to reach a favourable labour agreement at a powertrain facility in Syracuse, New York, the Company decided to wind down these operations. Given the significance of the facility’s cash flows in relation to the reporting unit, management determined that it was more likely than not that goodwill at its Powertrain North America reporting unit could potentially be impaired. Therefore, the Company recorded a $75 million goodwill impairment charge.

The goodwill impairment charges were calculated by determining the implied fair value of goodwill in the same manner as if it had acquired the Powertrain and CTS reporting units as at June 30, 2009 and December 31, 2009, respectively.

During the second quarter of 2009, the Company amended its Retiree Premium Reimbursement Plan in Canada and the United States, such that employees retiring on or after August 1, 2009 will no longer participate in the plan. The amendment reduced service costs and retirement medical benefit expense in 2009. As a result of amending the plan, a curtailment gain of $26 million was recorded [note 16].

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]          Europe

For the year ended December 31, 2011

During the third quarter of 2011, the Company sold a non-strategic interior systems operation located in Germany and recorded a loss on disposal of $129 million. This operation, the long-lived assets of which were substantially impaired in 2010, had a history of losses which were projected to continue throughout the business planning period. Under the terms of the arrangement [the “SPA”], the Company agreed to fund the buyer cash and certain working capital items, and certain liabilities. As at December 31, 2011 the Company’s estimate of such funding was $109 million. Simultaneously, the Company reached a commercial settlement with one of the facility’s customers regarding the cancellation of certain production orders whereby the Company will reimburse the customer costs of $20 million.

Final settlement of the SPA has not yet occurred as the purchaser is contesting certain aspects of the closing-date balance sheet. Adjustments to the closing-date balance sheet could impact the amount of cash funding to be provided to the purchaser by the Company and the Company’s loss on disposition. Due to the complex nature of the negotiations, the ultimate settlement of the SPA could differ from the loss recognized by the Company at December 31, 2011, and such differences could be material.

During the fourth quarter of 2011, the Company recorded long-lived asset impairment charges of $14 million [$13 million after tax] related to various facilities in Europe.

During the fourth quarter of 2011, the Company recorded an $11 million charge related to the insolvency of SAAB.

For the year ended December 31, 2010

During the fourth quarter of 2010, the Company recorded long-lived asset impairment charges of $16 million [$16 million after tax] related to an interior systems facility in Germany.

For the year ended December 31, 2009

During the fourth quarter of 2009, the Company sold an engineering facility in France and recorded an $8 million loss.

During 2009, the Company recorded long-lived asset impairment charges of $70 million [$70 million after tax] related to its CTS and exterior systems operations in Germany.

At the Company’s CTS operations, long-lived asset impairment charges of $59 million [$59 million after tax] were recorded related to fixed and intangible assets. The impairment charge was calculated based on CTS’ discounted forecast cash flows and was necessary primarily as a result of: (i) a dramatic reduction in the market for soft tops, hard tops and modular retractable hard tops; and (ii) historical losses that were projected to continue throughout the Company’s business planning period.

At its exteriors operations, the Company recorded an $11 million [$11 million after tax] asset impairment charge related to specific under-utilized assets in Germany.

During 2009, the Company recorded restructuring and rationalization costs of $20 million [$20 million after tax]. The charges consist primarily of severance and other termination benefits related to the closure of powertrain and interior systems facilities in Germany, substantially all of which was paid in 2010.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[c]          Rest of World

For the year ended December 31, 2010

During the first quarter of 2010, the Company sold its interest in an electronics systems joint venture in China for proceeds of $30 million and recognized a $14 million gain on disposal.

[d]          Corporate

For the year ended December 31, 2011

During the first quarter of 2011, the Company determined that five corporate real estate assets were non-core and should be held for disposal. Independent appraisals were obtained for each excess property by the Corporate Governance and Compensation Committee of the Board and, since the appraised fair value range for these properties was less than their $52 million carrying value, the Company recorded a $9 million impairment charge in the first quarter of 2011. The Company subsequently sold two of the excess properties in North America to entities affiliated with Mr. Stronach for an aggregate sale price of $13 million. In addition, the Company sold a 50% interest in an excess corporate property in Europe to an entity affiliated with Mr. Stronach and the remaining 50% interest to an entity affiliated with the Company’s former Co-Chief Executive Officer, Siegfried Wolf, for an aggregate sale price of $18 million. Entities affiliated with Mr. Wolf also purchased two other excess corporate properties in Europe for an aggregate sale price of $12 million. These transactions were reviewed by the Corporate Governance and Compensation Committee and approved by the independent members of Magna’s Board of Directors following the unanimous recommendation of the Corporate Governance and Compensation Committee.

During the second quarter of 2011, the Company sold its 40% non-controlling interest in an equity accounted investment for proceeds of $151 million [Cdn$147 million] and recognized a $10 million gain on disposal.

For the year ended December 31, 2010

As more fully described in note 3, the Company established the E-Car Systems partnership with the Stronach group. Accordingly, on September 1, 2010, the Company no longer controls the partnership, and therefore, the Company’s interest in the partnership is accounted for using the equity method. As a result of deconsolidating E-Car, the Company showed a reduction of cash of $91 million representing the cash in the partnership at August 31, 2010. In addition, the Company recorded its investment in E-Car at its fair value and recognized a $16 million gain in income.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

5.     EARNINGS (LOSS) PER SHARE

Earnings (loss) per share are computed as follows:

	2011	2010	2009

Basic earnings (loss) per Common or Class B Share:

Net income (loss) attributable to Magna International Inc.	$1,018	$1,003	$(453)

Average number of Common and Class B Shares outstanding during the year	239.3	230.0	223.6

Basic earnings (loss) per Common or Class B Share	$4.26	$4.36	$(2.03)

Diluted earnings (loss) per Common or Class B Share:

Net income (loss) attributable to Magna International Inc.	$1,018	$1,003	$(453)

Average number of Common and Class B Shares outstanding during the year	239.3	230.0	223.6
Adjustments
Stock options and restricted stock [a]	3.5	3.0	—
	242.8	233.0	223.6

Diluted earnings (loss) per Common or Class B Share	$4.20	$4.30	$(2.03)

[a]

Diluted earnings (loss) per Common or Class B Share exclude 2.1 million [2010 — 3.9 million; 2009 — 5.2 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.

6.     DETAILS OF CONSOLIDATED STATEMENTS OF CASH FLOWS

[a]	Cash and cash equivalents consist of:

	2011	2010

Bank term deposits, bankers’ acceptances and government paper	$968	$1,565
Cash	357	316
	$1,325	$1,881

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]         Items not involving current cash flows:

	2011	2010	2009

Depreciation and amortization	$686	$656	$725
Other non-cash charges	230	129	145
Amortization of other assets included in cost of goods sold	80	67	74
Long-lived asset impairments [note 4]	21	23	183
Amortization of employee wage buydown	6	19	27
Fair value gain on deconsolidation [note 3, 4]	—	(16)	—
Curtailment gain [note 4, 16]	—	—	(26)
Deferred income taxes [note 12]	(76)	(26)	19
Equity income	(121)	(132)	(112)
	$826	$720	$1,035

[c]          Changes in non-cash operating assets and liabilities:

	2011	2010	2009

Accounts receivable	$(909)	$(589)	$(38)
Inventories	(282)	(164)	14
Income taxes (payable) receivable	(29)	212	134
Prepaid expenses and other	(49)	(9)	6
Accounts payable	475	550	226
Accrued salaries and wages	80	93	(273)
Other accrued liabilities	87	65	(118)
Deferred revenue	(4)	(3)	(14)
	$(631)	$155	$(63)

7.     BUSINESS ACQUISITIONS

Acquisitions in the year ended December 31, 2011

In November 2011, the Company acquired ThyssenKrupp Automotive Systems Industrial do Brasil Ltda, which consists of four manufacturing facilities in Brazil that assemble chassis structural components and modules. The acquired business has sales to Ford, Fiat, Renault Nissan, Honda and PSA.

In August 2011, the Company acquired Grenville Castings Ltd., a structural casting supplier of aluminum components located in Canada. The acquired business has sales primarily to Ford and General Motors.

In June 2011, the Company acquired Continental Plastics Co., a supplier of interior products, mainly door panel and seat back assemblies. The acquired business is located in the United States with sales primarily to General Motors.

In May 2011, the Company acquired a 51% interest in Wuhu Youth Tongyang Auto Plastic Parts Co., Ltd., a supplier of exterior products, mainly front and rear bumpers. The acquired business is located in China with sales primarily to Chery Automobile Co. Ltd.

In January 2011, the Company acquired Automobiltechnik Dürbheim, a manufacturer of tapping plates which assist in the fastening of bolts. The acquired business is located in Germany and has sales to various OEMs.

The total consideration for these acquisitions was $157 million, consisting of $120 million paid in cash [net of cash acquired] and $37 million of assumed debt.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The net effect of the acquisitions on the Company’s 2011 consolidated balance sheet were increases in non-cash working capital of $35 million, fixed assets of $95 million, goodwill of $29 million, deferred tax assets of $6 million, other long-term liabilities of $28 million, and non-controlling interest of $7 million.

The purchase price allocations for these acquisitions are preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations.

Acquisitions in the year ended December 31, 2010

In December 2010, Magna completed the following acquisitions:

[a]          Resil Minas, a supplier of seat frames and stampings. The acquired business is primarily located in Brazil with sales to various customers, including Fiat, Ford, General Motors, Volkswagen, IVECO and PSA.

[b]         Pabsa S.A., a supplier of complete seats, foam products, trim covers and seat structures. The acquired business has three production facilities in Argentina.

[c]          Erhard & Söhne GmbH, a manufacturer of fuel tanks for commercial vehicles and other specialty tanks. The acquired business is located in Germany and has sales to various customers including MAN, Daimler and Scania.

The total consideration for these acquisitions and certain other acquisitions was $120 million, consisting of $106 million paid in cash [net of cash acquired] and $14 million of assumed debt.

The net effect of the acquisitions on the Company’s 2010 consolidated balance sheet was a decrease in non-cash working capital of $45 million, increases in fixed assets of $69 million, goodwill of $68 million, deferred tax assets of $4 million, other assets of $40 million, other long-term liabilities of $5 million, deferred tax liabilities of $8 million, and non-controlling interest of $3 million. The impact of finalizing the 2010 acquisitions in 2011 was insignificant to the 2011 financial statements.

Acquisitions in the year ended December 31, 2009

In May 2009, Magna acquired Cadence Innovation s.r.o., a manufacturer of exterior and interior systems. The acquired business is primarily located in the Czech Republic with sales to various customers, including Skoda.

In June 2009, Magna acquired several facilities from Meridian Automotive Systems Inc. The facilities are located in the United States and Mexico and manufacture composites for various customers.

The total consideration for these acquisitions and certain other acquisitions was $136 million, consisting of $50 million paid in cash and $86 million of assumed debt.

Pro forma impact [unaudited]

If the acquisitions completed during 2011 and 2010 occurred on January 1, 2010, the Company’s pro forma consolidated sales for the year ended December 31, 2011 would have been $29 billion [2010 - $24 billion] and the unaudited pro forma consolidated net income would have been $1 billion [2010 - $1 billion].

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

8.     INVENTORIES

Inventories consist of:

	2011	2010

Raw materials and supplies	$800	$724
Work-in-process	229	202
Finished goods	253	226
Tooling and engineering	763	670
	$2,045	$1,822

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

9.     INVESTMENTS

[a]

At December 31, 2011, the Company held Canadian third party ABCP with a face value of Cdn$125 million [2010 - Cdn$127 million]. These investments did not settle at the scheduled maturity during the third quarter of 2007 due to ABCP market liquidity issues, and as a result the Company reclassified its ABCP to long-term investments from cash and cash equivalents.

On January 16, 2009, a restructuring plan was finalized and restructuring Notes [the “Notes”] were issued in exchange for existing investments. The Notes issued included: (i) notes in a Master Trust (MAV2 - A Notes), which were rated A by DBRS with a face amount value of Cdn$102 million; (ii) subordinate notes (MAV2 - B and C Notes) which were unrated with a face amount value of Cdn$9 million; and (iii) various tracking notes which were issued in exchange for assets deemed ineligible for inclusion in the Master Trust with a face amount value of Cdn$23 million. The criteria for eligibility into the Master Trust included credit quality, an expected return of the assets and arrangements with individual asset providers. The performance of the tracking notes is tied directly to actual performance of the specific assets.

The following is a continuity of the Company’s investment in ABCP:

	2011	2010	2009

Balance, beginning of year	$84	$85	$65
Valuation adjustment [i]	—	—	9
Cash receipts	—	(5)	—
Foreign exchange and other	(2)	4	11
	$82	$84	$85

[i]

The carrying value of this investment was based on a valuation technique estimating the fair value from the perspective of a market participant. For the year ended December 31, 2009, the Company recorded a $9 million increase in the carrying value of its investment in ABCP in selling, general and administrative expense, due to a reduction of the spread between the anticipated return on the restructured notes and current market indices.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]

The Company’s net income (loss) includes the proportionate share of net income or loss of its equity method investees. When a proportionate share of net income is recorded, it increases equity income in the consolidated statements of income (loss) and the carrying value of those investments. Conversely, when a proportionate share of a net loss is recorded, it decreases equity income in the consolidated statements of income (loss) and the carrying value of those investments. The following is the Company’s combined proportionate share of the major components of the financial statements of the entities in which the Company accounts for using the equity method:

Balance Sheets

	2011	2010

Current assets	$383	$420
Long-term assets	$158	$155
Current liabilities	$190	$164
Long-term liabilities	$43	$57

Statements of Income

	2011	2010	2009

Sales	$881	$698	$578
Cost of goods sold, expenses and income taxes	805	580	473
Net income	$76	$118	$105

Sales to equity method investees were approximately $76 million, $18 million and $12 million in 2011, 2010 and 2009, respectively.

10.  FIXED ASSETS

Fixed assets consist of:

	2011	2010

Cost
Land	$199	$192
Buildings	1,195	1,122
Machinery and equipment	9,475	8,852
	10,869	10,166

Accumulated depreciation
Buildings	(453)	(414)
Machinery and equipment	(6,180)	(6,010)
	$4,236	$3,742

Included in the cost of fixed assets above are construction in progress expenditures of $842 million [2010 - $411 million] that have not been depreciated.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

11.  GOODWILL

The following is a continuity of the Company’s goodwill by segment:

	North		Rest of
	America	Europe	World	Total

Balance, December 31, 2009	$639	$421	$78	$1,138
Acquisitions [note 7]	—	1	67	68
Disposals	(8)	—	(5)	(13)
Foreign exchange and other	20	(20)	1	1
Balance, December 31, 2010	651	402	141	1,194
Acquisitions [note 7]	2	2	25	29
Foreign exchange and other	(9)	(12)	(6)	(27)
Balance, December 31, 2011	$644	$392	$160	$1,196

12.  INCOME TAXES

[a]	The provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

	2011	2010	2009

Canadian statutory income tax rate (recovery)	28.3%	31.0%	(33.0)%
Manufacturing and processing profits deduction	(0.8)	(0.6)	(0.2)
Foreign rate differentials	(0.1)	(4.2)	(5.8)
Losses not benefited	9.5	3.3	28.3
Utilization of losses previously not benefited	(10.2)	(9.4)	(0.7)
Earnings of equity accounted investees	(1.6)	(2.2)	(3.0)
Goodwill impairment	—	—	7.3
Valuation allowance on deferred tax assets [i]	(6.5)	(0.3)	—
Other	(2.0)	(1.4)	2.1
Effective income tax rate	16.6%	16.2%	(5.0)%

[i]             Accounting standards require that the Company assess whether valuation allowances should be established or maintained against its deferred tax assets, based on consideration of all available evidence, using a “more-likely-than-not” standard. The factors the Company uses to assess the likelihood of realization are its history of losses, forecast of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets.

                        The Company had valuation allowances against all of its deferred tax assets in the United States. The valuation allowances were required based on historical losses and uncertainty as to the timing of when the Company would be able to generate the necessary level of earnings to recover these deferred tax assets. Over the past two years, the Company’s United States operations have delivered sustained profits. Based on financial forecasts and the anticipated growth for the U.S. market, the Company released $78 million of the U.S. valuation allowances in the fourth quarter of 2011. As at December 31, 2011, the Company has remaining U.S. valuation allowances of $80 million, which relate to deferred tax assets with restrictions on their usability.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]         The details of income (loss) before income taxes by jurisdiction are as follows:

	2011	2010	2009

Canadian	$710	$497	$33
Foreign	507	700	(510)
	$1,217	$1,197	$(477)

[c]   The details of the income tax provision (recovery) are as follows:

	2011	2010	2009

Current
Canadian	$115	$73	$(61)
Foreign	163	138	49
	278	211	(12)

Deferred
Canadian	7	11	27
Foreign	(83)	(28)	(39)
	(76)	(17)	(12)
	$202	$194	$(24)

[d]         Deferred income taxes have been provided on temporary differences, which consist of the following:

	2011	2010	2009

Tax depreciation greater (less) than book depreciation	$51	$(13)	$(7)
Book amortization in excess of tax amortization	—	(20)	(9)
Liabilities currently (not deductible) deductible for tax	(28)	(27)	14
Net tax losses (benefited) utilized	(37)	48	(23)
Change in valuation allowance on deferred tax assets	(78)	(3)	—
Other	16	(2)	13
	$(76)	$(17)	$(12)

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[e]          Deferred tax assets and liabilities consist of the following temporary differences:

	2011	2010

Assets
Tax benefit of loss carryforwards	$527	$486
Liabilities currently not deductible for tax	184	163
Tax credit carryforwards	73	72
Unrealized loss on cash flow hedges and retirement liabilities	51	9
Other	35	40
	870	770
Valuation allowance against tax benefit of loss carryforwards	(454)	(444)
Other valuation allowance	(103)	(178)
	313	148

Liabilities
Tax depreciation in excess of book depreciation	135	84
Other assets book value in excess of tax value	20	22
Unrealized gain on cash flow hedges and retirement liabilities	8	28
	163	134

Net deferred tax assets	$150	$14

The net deferred tax assets are presented on the Balance Sheet in the following categories:

	2011	2010

Current deferred tax assets	$206	$77
Current deferred tax liabilities	(44)	(31)
Long-term deferred tax assets	69	60
Long-term deferred tax liabilities	(81)	(92)
	$150	$14

[f]	Income taxes paid in cash (net of refunds) were $304 million for the year ended December 31, 2011 [2010 - ($6) million; 2009 - $17 million].

[g]

As of December 31, 2011, the Company had domestic and foreign operating loss carryforwards of $1.8 billion and tax credit carryforwards of $73 million. Approximately $1 billion of the operating losses can be carried forward indefinitely. The remaining operating losses and tax credit carryforwards expire between 2012 and 2031.

[h]

As of December 31, 2011 and 2010, the Company’s gross unrecognized tax benefits were $252 million and $257 million, respectively [excluding interest and penalties], of which $222 million and $186 million, respectively, if recognized, would affect the Company’s effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect the Company’s effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

A summary of the changes in gross unrecognized tax benefits is as follows:

	2011	2010

Balance, beginning of year	$257	$243
Additions based on tax positions related to current year	14	11
Additions based on tax positions of prior years	13	19
Settlements	(12)	(19)
Statute expirations	(16)	(1)
Foreign currency translation	(4)	4
	$252	$257

The Company recognizes interest and penalties with respect to unrecognized tax benefits as income tax expense. As of December 31, 2011 and 2010, the Company has recorded interest and penalties, on the unrecognized tax benefits, of $42 million and $45 million, respectively. During the year ended December 31, 2011, the Company recorded a tax recovery related to changes in its reserves for interest and penalties of $3 million.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign tax authorities. During the next twelve months, it is reasonably possible that, as a result of audit settlements, the conclusion of current examinations and the expiration of the statute of limitations in several jurisdictions, the Company may decrease the amount of its gross unrecognized tax benefits [including interest and penalties] by approximately $93 million, of which $84 million, if recognized, would affect its effective tax rate.

The Company considers its significant tax jurisdictions to include Canada, the United States, Austria, Germany and Mexico. The Company remains subject to income tax examination in Germany for years after 2001, Canada for years after 2004, Austria and Mexico for years after 2005, and in the U.S. federal jurisdiction for years after 2007.

13.  OTHER ASSETS

Other assets consist of:

	2011	2010

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$301	$309
Long-term receivables [note 21]	176	129
Patents and licenses, net	30	33
Unrealized gain on cash flow hedges [note 21]	15	40
Other, net [note 7]	72	107
	$594	$618

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

14.  WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2011	2010	2009

Balance, beginning of year	$68	$75	$75
Expense, net	46	32	31
Settlements	(38)	(37)	(35)
Foreign exchange and other	—	(2)	4
	$76	$68	$75

15.  DEBT AND COMMITMENTS

[a]          The Company’s long-term debt, which is substantially uncollateralized, consists of the following:

	2011	2010

Bank term debt at a weighted average interest rate of approximately 9.8% [2010 - 16.2%], denominated primarily in Brazilian real and Chinese renminbi	$11	$6
Government loans at a weighted average interest rate of approximately 5.8% [2010 - 2.0%], denominated primarily in euros and Brazilian real	18	14
Other	42	46
	71	66
Less due within one year	25	19
	$46	$47

[b]         Future principal repayments on long-term debt are estimated to be as follows:

2012	$25
2013	14
2014	9
2015	4
2016	3
Thereafter	16
$71

[c]

On July 8, 2011, the Company entered into a new four-year revolving credit facility in the amount of $2.25 billion. The facility, which matures on July 8, 2015, replaces a $2.0 billion revolving credit facility that was set to expire on July 31, 2012. The facility includes a $100 million Asian tranche and a tranche for Canada, U.S., and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[d]         Interest (income) expense, net includes:

	2011	2010	2009

Interest expense
Current	$16	$9	$10
Long-term	3	2	16
	19	11	26
Interest income	(25)	(22)	(19)
Interest (income) expense, net	$(6)	$(11)	$7

[e]          Interest paid in cash was $19 million for the year ended December 31, 2011 [2010 - $11 million; 2009 - $26 million].

[f]            At December 31, 2011, the Company had commitments under operating leases requiring annual rental payments as follows:

Total

2012	$281
2013	262
2014	238
2015	219
2016	202
Thereafter	406
$1,608

16.  LONG-TERM EMPLOYEE BENEFIT LIABILITIES

Long-term employee benefit liabilities consist of:

	2011	2010	2009

Defined benefit pension plans and other [a]	$143	$97	$110
Termination and long service arrangements [b]	229	212	184
Retirement medical benefits plans [c]	37	34	34
Other long-term employee benefits	10	13	11
Long-term employee benefit obligations	$419	$356	$339

[a]          Defined benefit pension plans

The Company sponsors a number of defined benefit pension plans and similar arrangements for its employees. All pension plans are funded to at least the minimum legal funding requirements, while European defined benefit pension plans are unfunded.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The weighted average significant actuarial assumptions adopted in measuring the Company’s obligations and costs are as follows:

	2011	2010	2009

Projected benefit obligation
Discount rate	4.7%	5.5%	5.8%
Rate of compensation increase	2.8%	2.6%	3.6%

Net periodic benefit cost
Discount rate	5.2%	5.9%	6.3%
Rate of compensation increase	2.7%	3.5%	3.6%
Expected return on plan assets	7.1%	7.7%	7.4%

Information about the Company’s defined benefit pension plans is as follows:

	2011	2010	2009

Projected benefit obligation
Beginning of year	$352	$330	$274
Current service cost	11	11	9
Interest cost	19	18	16
Actuarial losses (gains) and changes in actuarial assumptions	42	(5)	32
Benefits paid	(14)	(17)	(14)
Special termination benefit	1	8	—
Acquisition	—	5	—
Divestitures	(3)	—	—
Currency translation	(5)	2	13
End of year	403	352	330

Plan assets at fair value
Beginning of year	253	218	176
Return on plan assets	—	25	37
Employer contributions	24	21	13
Benefits paid	(14)	(15)	(13)
Settlement	—	—	(5)
Currency translation	(4)	4	10
End of year	259	253	218

Ending funded status	$144	$99	$112

Amounts recorded in the consolidated balance sheet
Non-current asset	$(1)	$—	$—
Current liability	2	2	2
Non-current liability	143	97	110
Net amount	$144	$99	$112

Amounts recorded in accumulated other comprehensive income
Unrecognized actuarial losses	$(101)	$(42)	$(57)

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

	2011	2010	2009

Net periodic benefit cost
Current service cost	$11	$11	$9
Interest cost	19	18	16
Return on plan assets	(19)	(17)	(14)
Actuarial losses	1	2	2
Special termination benefit	1	8	—
Net periodic benefit cost	$13	$22	$13

[b]          Termination and long service arrangements

Pursuant to labour laws and national labour agreements in certain European countries and Mexico, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service. All lump sum termination and long service payment arrangements are unfunded.

The weighted average significant actuarial assumptions adopted in measuring the Company’s projected termination and long service benefit obligations and net periodic benefit cost are as follows:

	2011	2010	2009

Discount rate	5.4%	4.9%	6.2%
Rate of compensation increase	4.0%	3.9%	4.1%

Information about the Company’s termination and long service arrangements is as follows:

	2011	2010	2009

Projected benefit obligation
Beginning of year	$220	$190	$188
Current service cost	14	13	13
Interest cost	10	11	12
Actuarial losses (gains) and changes in actuarial assumptions	14	33	(4)
Benefits paid	(11)	(12)	(25)
Divestitures	—	(3)	—
Currency translation	(10)	(12)	6
Ending funded status	$237	$220	$190

Amounts recorded in the consolidated balance sheet
Current liability	$8	$8	$6
Non-current liability	229	212	184
Net amount	$237	$220	$190

Amounts recorded in accumulated other comprehensive income
Unrecognized actuarial losses	$(45)	$(41)	$(16)

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

	2011	2010	2009

Net periodic benefit cost
Current service cost	$14	$13	$13
Interest cost	10	11	12
Actuarial losses	6	5	4
Net periodic benefit cost	$30	$29	$29

[c]          Retirement medical benefits plans

Historically, the Company sponsored a retirement medical benefits plan that covered eligible employees and retirees. Retirees age 60 or older with 10 or more years of service were eligible for benefits, and existing retirees as at August 1, 2000 that met the above criteria were also eligible for benefits. Benefits were capped based on years of service. During 2009, the Company amended these plans such that substantially all employees retiring on or after August 1, 2009 would no longer participate in the plan and a curtailment gain was recorded during 2009.

In addition, the Company sponsors a number of retirement medical plans which were assumed on certain acquisitions in prior years. These plans are frozen to new employees and incur no current service costs.

The weighted average discount rates used in measuring the Company’s projected retirement medical benefit obligations and net periodic benefit cost are as follows:

	2011	2010	2009

Retirement medical benefit obligations	4.2%	5.4%	5.7%
Net periodic benefit cost	5.4%	5.7%	6.0%
Health care cost inflation	9.2%	9.2%	9.3%

Information about the Company’s retirement medical benefits plans are as follows:

	2011	2010	2009

Projected benefit obligation
Beginning of year	$36	$36	$66
Current service cost	—	—	1
Interest cost	2	2	3
Actuarial losses and changes in actuarial assumptions	4	1	3
Benefits paid	(3)	(3)	(3)
Curtailment	—	—	(36)
Currency translation	—	—	2
Ending funded status	$39	$36	$36

Amounts recorded in the consolidated balance sheet
Current liability	$2	$2	$2
Non-current liability	37	34	34
Net amount	$39	$36	$36

Amounts recorded in accumulated other comprehensive income
Unrecognized past service costs	$3	$4	$3
Unrecognized actuarial gains	12	18	20
Total accumulated other comprehensive income	$15	$22	$23

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

	2011	2010	2009

Net periodic benefit cost
Current service cost	$—	$—	$1
Interest cost	2	2	3
Actuarial (gains) losses	(1)	(1)	2
Past service cost amortization	(1)	—	—
Curtailment gain [note 4]	—	—	(26)
Net periodic benefit cost	$—	$1	$(20)

The effect of a one-percentage point increase or decrease in health care trend rates would not have a significant impact on the Company’s income.

[d]          Future benefit payments

		Termination
	Defined	and long	Retirement
	benefit	service	medical
	pension plans	arrangements	benefits plans	Total

Expected employer contributions - 2012	$17	$8	$2	$27

Expected benefit payments:
2012	$16	$8	$2	$26
2013	14	8	2	24
2014	14	10	3	27
2015	14	11	3	28
2016	14	12	3	29
Thereafter	81	88	12	181
	$153	$137	$25	$315

[e]          Plan assets

The asset allocation of the Company’s defined benefit pension plans at December 31, 2011 and 2010, and the target allocation for 2012 is as follows:

	2012	2011	2010

Equity securities	55-75%	60%	50%
Fixed income securities	25-45%	39%	21%
Cash and cash equivalents	0-15%	1%	29%
	100%	100%	100%

The expected rate of return on plan assets was determined by considering the Company’s current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

17.  OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2011	2010

Long-term portion of income taxes payable	$119	$116
Long-term portion of fair value of hedges [note 21]	41	18
Asset retirement obligation	36	36
Deferred revenue	11	15
	$207	$185

18.  STOCK-BASED COMPENSATION

[a]          Incentive Stock Option Plan

The Company currently has two incentive stock option plans in effect: (a) the 2009 Stock Option Plan, which was adopted by the Company’s shareholders on May 6, 2010; and (b) the Amended and Restated Incentive Stock Option Plan [the “1987 Stock Option Plan”], which was adopted by shareholders on December 10, 1987, and subsequently amended on May 18, 2000 and May 10, 2007.

Upon adoption of the 2009 Plan, new grants under the 1987 Plan were frozen, but all outstanding options were permitted to continue to vest and be exercisable in accordance with their terms.

2009 Stock Option Plan

Under the 2009 Stock Option Plan, the Company may grant options to purchase Common Shares to full-time employees, outside directors or consultants of the Company and its subsidiaries. The maximum number of shares that can be reserved for issuance under the option plan is 16,000,000 shares. The number of shares available to be granted at December 31, 2011 was 9,770,666 [2010 — 9,659,000]. All options granted are for terms of up to seven years from the grant date. Options issued under the 2009 Option Plan to employees and consultants generally vest as to one-third on each of the first three anniversaries of the date of grant. Options issued to outside directors vest on the first anniversary of the date of grant. All options allow the holder to purchase Common Shares at a price equal to or greater than the closing market price of such shares on the date prior to the date of the grant.

1987 Stock Option Plan

The Company previously granted options to purchase Common Shares to full-time employees, outside directors or consultants of the Company under the 1987 Stock Option Plan. Upon shareholder approval of the Company’s 2009 Stock Option Plan, the 1987 Stock Option Plan was terminated such that no future grants could be made, but previously granted options would continue to vest and be exercisable in accordance with their original terms of grant. All options granted under the 1987 Stock Option Plan are for terms of up to seven years from the grant date, except for the options granted prior to December 2003, which were generally for terms of up to 10 years from the grant date. Only Options granted during 2009 remain unvested. Such Options vest 33% on the first and second anniversaries of the date of grant and 34% on the third anniversary. All options allow the holder to purchase Common Shares at a price equal to or greater than the closing market price of such shares on the date prior to the date of the grant or modification.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

	Options outstanding
		Weighted
		average		Number
	Number	exercise		of options
	of options	price		exercisable

Outstanding at December 31, 2008	5,492,290	Cdn$	41.01	5,448,290
Granted	2,150,000	16.55		—
Exercised [i]	(93,578)	31.51		(93,578)
Cancelled [i]	(398,168)	32.36		(378,168)
Vested	—	—		12,000
Outstanding at December 31, 2009	7,150,544	Cdn$	34.26	4,988,544
Granted	6,341,000	34.04		—
Exercised	(1,504,616)	34.31		(1,504,616)
Cancelled [ii]	(844,478)	33.04		(844,478)
Vested	—	—		722,666
Outstanding at December 31, 2010	11,142,450	Cdn$	34.22	3,362,116
Exercised	(2,737,253)	33.28		(2,737,253)
Cancelled [iii]	(1,585,830)	47.64		(1,474,164)
Vested	—	—		2,868,001
Outstanding at December 31, 2011	6,819,367	31.48		2,018,700

The total intrinsic value of options exercised during 2011 was $19 million [2010 - $14 million; 2009 - $nil].

[i]    On August 12, 2009, following approval by the Company’s Corporate Governance and Compensation Committee and in accordance with the Amended and Restated Incentive Stock Option Plan, the Company granted stock appreciation rights [“SARs”] to certain executives in respect of 383,400 previously granted and unexercised stock options.

On August 14, 2009, 332,822 SARs were exercised and an equal number of previously granted and unexercised stock options were surrendered and cancelled. On exercise of the SARs, the executives received, in aggregate, cash of $1 million, representing an amount equal to the difference between the aggregate fair market value of the shares covered by the surrendered options and the aggregate exercise price of such surrendered options. Fair market value was determined based on the weighted average closing price of the Company’s Common Shares on the New York Stock Exchange [“NYSE”] for the five consecutive trading days ending on the trading day immediately prior to the date of exercise.

In addition, during the third quarter of 2009, 50,578 SARs were cancelled upon exercise of the corresponding number of options.

[ii]          On August 19, 2010, options to acquire 243,000 Common Shares were surrendered for cancellation in exchange for payment of the in-the-money value of such options on such date. The aggregate in-the-money value of the options surrendered was $4 million and was charged to contributed surplus.

On November 8, 2010, options to acquire 386,666 Common Shares were surrendered for cancellation in exchange for payment of the in-the-money value of such options on such date. The aggregate in-the-money value of the options surrendered was $8 million and was charged to contributed surplus.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[iii]       On June 22, 2011, the Company’s Honorary Chairman and Founder, Mr. Stronach, exercised 1,083,333 options on a cashless basis in accordance with applicable stock option plans. On exercise, cash payments totalling $25 million were made to Mr. Stronach which represented the difference between the aggregate fair market value of the Option Shares based on the closing price of the Company’s Common Shares on the Toronto Stock Exchange [“TSX”] on the date of exercise and the aggregate Exercise Price of all such options surrendered. Net of a tax benefit of $4 million, $7 million was charged to contributed surplus and $14 million was charged to retained earnings.

On July 13, 2011, 200,001 options were exercised on a cashless basis in accordance with applicable stock option plans. On exercise, cash payments totalling $5 million were made to the stock option holder which represented the difference between the aggregate fair market value of the Option Shares based on the closing price of the Company’s Common Shares on the TSX on the date of exercise and the aggregate Exercise Price of all such options surrendered. Net of a tax benefit of $2 million, $1 million was charged to contributed surplus and $2 million was charged to retained earnings.

At December 31, 2011, the outstanding options consist of [number of options in the table below are expressed in whole numbers]:

	Options outstanding
			Remaining		Number
		Number	contractual		of options
		of options	life [years]		exercisable

$15 to $20		1,317,203	4.2		600,536
$20 to $25		—	—		—
$25 to $30		4,016,666	5.2		716,666
$30 to $35		35,870	0.6		35,870
$35 to $40		71,320	4.9		71,320
$40 to $45		160,342	1.1		160,342
$45 to $50		10,000	2.0		10,000
$50 to $55		1,176,000	6.0		392,000
Over $55		31,966	0.5		31,966
		6,819,367			2,018,700
Weighted average exercise price	Cdn$	31.48		Cdn$	31.74
Weighted average life remaining [years]		4.96			4.52
Aggregate intrinsic value at December 31, 2011		$17			$4

The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

	2011	2010	2009

Risk-free interest rate	—	2.26%	1.66%
Expected dividend yield	—	2.00%	2.05%
Expected volatility	—	35%	31%
Expected time until exercise	—	4 years	4 years

Weighted average fair value of options granted or modified in year (Cdn$)	$—	$10.00	$3.60

Compensation expense recorded in selling, general and administrative expense [iv]	$21	$43	$4

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[iv]

During 2010, option agreements with three departing executives were modified resulting in a one-time charge to compensation expense of $20 million. These charges represent the fair value of the options at the date of modification net of originally measured compensation cost which has been reversed.

[b]          Long-term retention program

The Company awarded certain executives an entitlement to Common Shares in the form of restricted stock. Such shares become available to the executives, subject to acceleration on death or disability, after an approximate four-year holding period, provided certain conditions are met, and are to be released in equal amounts over a 10-year period, subject to forfeiture under certain circumstances. The stock that has not been released to the executives is reflected as a reduction in the stated value of the Company’s Common Shares.

Information about the Company’s long-term retention program is as follows:

	2011	2010	2009

Common Shares awarded and not released	1,026,304	1,182,736	1,371,978

Reduction in stated value of Common Shares	$34	$39	$45

Compensation expense recorded in selling, general and administrative expense	$10	$7	$8

Unamortized compensation expense recorded as a reduction of shareholders’ equity	$5	$10	$18

[c]          Restricted stock unit program

In a number of different circumstances, the Company awarded restricted stock units [“RSUs”] to certain executives and other employees as part of the Company’s compensation program. These RSUs are notional units, each of which is equivalent to one Magna Common Share. In most cases, the RSUs are redeemable solely at the Company’s option, either by delivery of the specified number of Common Shares or the cash value on the redemption date [based on the 20-day weighted average trading price]. Redemption of the RSUs generally occurs on December 15 of the second year after the date of grant, subject to earlier redemption or cancellation in specified circumstances. In some cases, RSUs are subject to vesting and other conditions and quarterly dividend equivalents are paid to the grantees.

The Company maintains a Non-Employee Director Share-Based Compensation Plan [“DSU”] which governs the portion of the annual retainer payable to Independent Directors which is deferred in the form of DSUs. Pursuant to a Board resolution effective January 1, 2008, 60% of the annual retainer for all of the Independent Directors is automatically payable in the form of DSUs. Additionally, each Independent Director may annually elect to defer up to 100% [in increments of 25%] of his or her total annual cash compensation from Magna [including Board and committee retainers, meeting attendance fees, work and travel day payments and written resolution fees]. The amounts deferred in the DSU Plan are reflected in DSUs allocated under the DSU Plan. These DSUs are notional units, the value of which reflects, and increases or decreases in direct relation to, the NYSE market price of Magna Common Shares. Dividend equivalents are credited on DSUs at the times and in the amounts of dividends that are declared and paid on Magna’s Common Shares. All DSUs are fully vested on the date allocated to an Independent Director under the DSU Plan.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The following is a continuity schedule of restricted stock unit programs outstanding [number of stock units in the table below are expressed in whole numbers]:

	Equity	Liability	Liability
	classified	classified	classified
	RSUs	RSUs	DSUs	Total

Outstanding at December 31, 2008	109,146	6,033	92,642	207,821
Granted	—	8,500	47,843	56,343
Dividend equivalents	—	74	664	738
Redeemed	(109,146)	(2,507)	—	(111,653)
Outstanding at December 31, 2009	—	12,100	141,149	153,249
Granted	20,940	26,000	31,983	78,923
Dividend equivalents	—	383	1,619	2,002
Redeemed	—	(3,636)	—	(3,636)
Outstanding at December 31, 2010	20,940	34,847	174,751	230,538
Granted	196,397	3,150	25,693	225,240
Dividend equivalents	—	948	4,621	5,569
Redeemed	—	(10,180)	—	(10,180)
Outstanding at December 31, 2011	217,337	28,765	205,065	451,167

19.       COMMON SHARES

[a]          At December 31, 2011, the Company’s authorized, issued and outstanding Common Shares are as follows:

Preference shares - issuable in series -

The Company’s authorized Common Shares include 99,760,000 preference shares, issuable in series. None of these shares are currently issued or outstanding.

Common Shares and Class B Shares -

In accordance with the Arrangement [note 3], Magna’s Articles were amended to remove the Class B Shares from the authorized capital and to make non-substantive consequential changes to its Articles, including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares.

Common Shares without par value [unlimited amount authorized] have the following attributes:

[i]             Each share is entitled to one vote per share at all meetings of shareholders.

[ii]          Each share shall participate equally as to dividends.

[b]        On November 9, 2010, the TSX accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase for cancellation to offset dilution resulting from the exercise of stock options, as well as purchases to fund the Company’s restricted stock unit program and/or the Company’s obligations to its deferred profit sharing plans, of up to 8,000,000 Magna Common Shares [the “Bid”], representing 3.3% of the Company’s issued and outstanding Common Shares. The Bid commenced on November 11, 2010 and terminated on November 10, 2011. The Company purchased 8,000,000 Magna Common Shares related to the Bid. All purchases of Common Shares were made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases were also made on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

On November 9, 2011, the TSX accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase for cancellation, as well as purchases to fund the Company’s stock-based compensation awards or programs and/or the Company’s obligations to its deferred profit sharing plans, of up to 12,000,000 Magna Common Shares [the “Bid”], representing 5.1% of the Company’s public float of Common Shares. The Bid commenced on November 11, 2011 and will terminate no later than November 10, 2012. As at December 31, 2011, the Company has purchased 3,200,800 Magna Common Shares related to the Bid. All purchases of Common Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

The Company previously had a normal course issuer bid in place from November 12, 2008 to November 11, 2009.

During 2011, the Company purchased for cancellation 10,747,300 [2010 - 453,500] Common Shares under a normal course issuer bid for cash consideration of $407 million [2010 - $23 million]. The excess of cash paid over the book value of the Common Shares repurchased of $162 million [2010 - $13 million] was charged to retained earnings.

[c]          The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at March 9, 2012 were exercised or converted:

Common Shares	233,413,826
Stock options [note 18]	6,523,333
239,937,159

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

20.       ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a continuity schedule of accumulated other comprehensive income:

	2011	2010	2009

Accumulated net unrealized gains on translation of net investment in foreign operations
Balance, beginning of year	$759	$742	$343
Net unrealized (losses) gains	(171)	20	399
Repurchase of shares under normal course issuer bid [note 19]	(41)	(3)	—
Balance, end of year	547	759	742

Accumulated net unrealized gains (losses) on cash flow hedges [a]
Balance, beginning of year	40	(13)	(113)
Net unrealized (losses) gains	(41)	80	41
Reclassification of net (gains) losses to net income (loss)	(22)	(27)	59
Balance, end of year	(23)	40	(13)

Accumulated net unrealized gains on available-for-sale investments
Balance, beginning of year	11	—	—
Net unrealized (losses) gains	(6)	11	—
Balance, end of year	5	11	—

Accumulated net unrealized losses on other long-term liabilities [b]
Balance, beginning of year	(58)	(44)	(59)
Net unrealized (losses) gains	(49)	(14)	15
Balance, end of year	(107)	(58)	(44)

Total accumulated other comprehensive income [c]	$422	$752	$685

[a]          The amount of income tax benefit (obligation) that has been netted in the accumulated net unrealized gain (loss) on cash flow hedges is as follows:

	2011	2010	2009

Balance, beginning of year	$(15)	$2	$48
Net unrealized losses (gains)	18	(22)	(26)
Reclassification of net gains (losses) to net income (loss)	9	5	(20)
Balance, end of year	$12	$(15)	$2

[b]         The amount of income tax benefit that has been netted in the accumulated net unrealized gain (loss) on other long-term liabilities is as follows:

	2011	2010	2009

Balance, beginning of year	$1	$6	$2
Net unrealized losses (gains)	23	(5)	4
Balance, end of year	$24	$1	$6

[c]         The amount of other comprehensive income that is expected to be reclassified to net income during 2012 is $9 million [net of income tax of $3 million].

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

21.       FINANCIAL INSTRUMENTS

[a]          Foreign exchange contracts

At December 31, 2011, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars				For U.S. dollars
	U.S.	Weighted		Weighted		Weighted
Buy	dollar	average	Euro	average	Peso	average
(Sell)	amount	rate	amount	rate	amount	rate
2012	173	1.0239	31	1.3648	2,586	0.0739
2012	(539)	1.0295	(15)	1.3690	(48)	0.0716
2013	72	1.0331	11	1.3884	2,111	0.0730
2013	(179)	1.0479	—	—	—	—
2014	14	1.0698	4	1.3946	1,164	0.0675
2014	(48)	1.0312	—	—	—	—
	(507)		31		5,813

	For euros
	U.S.	Weighted		Weighted	Czech	Weighted	Polish	Weighted
Buy	dollar	average	GBP	average	Koruna	average	Zlotys	average
(Sell)	amount	rate	amount	rate	amount	rate	amount	rate
2012	33	0.7204	67	1.1878	2,258	0.0391	106	0.2379
2012	(76)	0.7555	(3)	1.1089	(43)	0.0409	(25)	0.2314
2013	17	0.7188	39	1.1707	1,672	0.0401	77	0.2336
2013	(42)	0.7509	(1)	1.1447	(11)	0.0401	—	—
2014	15	0.7411	27	1.1312	760	0.0402	35	0.2252
2014	(8)	0.7390	—	—	—	—	—	—
2015	—	—	8	1.1737	—	—	—	—
	(61)		137		4,636		193

Based on forward foreign exchange rates as at December 31, 2011 for contracts with similar remaining terms to maturity, the gains and losses relating to the Company’s foreign exchange forward contracts recognized in other comprehensive income are approximately $36 million and $68 million, respectively [note 20].

The Company does not enter into foreign exchange forward contracts for speculative purposes.

[b]          Commodity contracts

The Company uses commodity contracts to manage the cash flow risk of a portion of its forecasted commodity purchases in Canada, the United States and Italy. The Company does not enter into commodity contracts for speculative purposes. The commodity contracts consist of:

[i]             Natural gas swap contracts

The natural gas swap contracts outstanding at December 31, 2011 have a total volume of 1.4 million Gigajoule [“GJ”] and a fixed price range of between $6.22 per GJ and $7.49 per GJ for Canada and a total volume of 1 million MMBTU [“Million British Thermal Units”] and a fixed price range of between $6.72 per MMBTU and $8.02 per MMBTU for the United States. These natural gas swap contracts extend through the period to December 2014.

The unrealized losses on these natural gas swap contracts at December 31, 2011 were $9 million and are recognized in other comprehensive income [note 20].

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[ii]	Propylene contracts

The Company entered into propylene contracts during 2011 which extend through December 2012. Contracts outstanding at December 31, 2011 have a total volume of 9 million pounds [“lbs”] and a fixed price of $0.70 per lbs. The unrealized losses on these propylene contracts at December 31, 2011 were not significant.

[iii]	Silver and copper

The Company entered into silver and copper contracts during the year. The amounts of these contracts are not significant. The unrealized losses on these silver and copper contracts at December 31, 2011 were not significant.

[c]          Financial assets and liabilities

The Company’s financial assets and liabilities consist of the following:

	2011	2010

Held-for-trading
Cash and cash equivalents	$1,325	$1,881
Investment in ABCP [note 9]	82	84
	$1,407	$1,965
Held-to-maturity investments
Severance investments	$5	$5

Available-for-sale investments
Equity investments	$12	$19

Loans and receivables
Accounts receivable	$4,398	$3,543
Long-term receivables included in other assets [note 13]	176	129
	$4,574	$3,672
Other financial liabilities
Bank indebtedness	$162	$20
Long-term debt (including portion due within one year)	71	66
Accounts payable	3,961	3,496
	$4,194	$3,582

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

	2011	2010

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$21	$58
Other assets	15	40
Other accrued liabilities	(31)	(17)
Other long-term liabilities	(38)	(13)
	(33)	68

Natural gas contracts
Other accrued liabilities	(6)	(6)
Other long-term liabilities	(3)	(5)
	(9)	(11)
	$(42)	$57

[d]          Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Investments

At December 31, 2011, the Company held Canadian third party ABCP with a face value of Cdn$125 million [2010 - Cdn$127 million]. The carrying value and estimated fair value of this investment was Cdn$84 million [2010 - Cdn$84 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant [note 9].

At December 31, 2011, the Company held available-for-sale investments in publicly traded companies. At December 31, 2011, the carrying value and fair value of these investments was $12 million [2010 - $19 million], which was based on the closing share prices of these investments.

Term debt

The Company’s term debt includes $25 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

[e]          Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held-to-maturity investments and foreign exchange and commodity forward contracts with positive fair values.

Cash and cash equivalents, which consist of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The Company’s held-for-trading investments include an investment in ABCP [note 9]. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing of cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the year ended December 31, 2011, sales to the Company’s six largest customers [including the Detroit 3] represented 83% of the Company’s total sales; and substantially all of its sales are to customers in which the Company has ongoing contractual relationships.

[f]            Currency risk

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts [note 21[a]].

As at December 31, 2011, the net foreign exchange exposure, after considering the impact of foreign exchange contracts, was not material.

[g]         Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand, than by movements in interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its long-term debt instruments as the interest rates on these instruments are fixed.

22.       TRANSACTIONS WITH RELATED PARTIES

Mr. Frank Stronach, the Company’s Honorary Chairman, together with three other members of the Stronach family, are trustees and members of the class of potential beneficiaries of the Stronach Trust. The Stronach Trust indirectly controlled Magna until August 31, 2010, and MI Developments Inc. [“MID”] until June 30, 2011. In the normal course of business, Magna leases various land and buildings from MID under operating lease agreements, which are effected on normal commercial terms. The leases are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Lease expense related to MID for 2011 was $166 million [2010 - $172 million; 2009 - $149 million]. In addition, the Company recorded sales and provided services to companies controlled by the Stronach Group of $36 million and $7 million, respectively [2010 - $7 million and $1 million].

The Company has agreements with Mr. Stronach and certain affiliated entities for the provision of business development, consulting and other business services. The cost of these agreements is measured at the exchange amount. The Arrangement set a termination date of December 31, 2014 with a declining fee schedule for the consulting, business development and business services agreements. The aggregate amount expensed under these agreements with respect to the year ended December 31, 2011 was $38 million [2010 - $41 million; 2009 - $nil].

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

As more fully described in note 4, the Company sold properties to entities affiliated with Mr. Stronach and the Company’s former Co-Chief Executive Officer for an aggregate sale price of $43 million. These transactions were reviewed by the Corporate Governance and Compensation Committee and approved by the Independent Directors following the unanimous recommendation of the Corporate Governance and Compensation Committee.

During the year ended December 31, 2011, trusts, which exist to make orderly purchases of the Company’s shares for employees either for transfer to the Employee Equity and Profit Participation Program or to recipients of either bonuses or rights to purchase such shares from the trusts, borrowed up to $35 million [2010 - $31 million; 2009 - $30 million] from the Company to facilitate the purchase of Common Shares. At December 31, 2011, the trusts’ indebtedness to Magna was $17 million [2010 - $31 million].

The Company had sales to equity method investees which are further described in note 9.

23.  CONTINGENCIES

[a]          In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers, former employees and other parties. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, the Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses.

A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[i]             In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies, and in February 2006, the plaintiffs further amended their claim to add an additional remedy. The amended statement of claim alleges, among other things:

•                  breach of fiduciary duty by the Company and two of its subsidiaries;

•                  breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•                  the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•                  a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•                  oppression by the defendants.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. The Company previously filed an Amended Statement of Defence and Counterclaim. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. The trial is not expected to commence until late 2013, at the earliest. The Company believes it has valid defences to the plaintiffs’ claims and therefore intends to continue to vigorously defend this case. At this time, notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

[b]         During the fourth quarter of 2011, the Company announced that it was cooperating with the United States Department of Justice [“DOJ”] with respect to an ongoing antitrust investigation of the automobile tooling industry. In connection with such investigation, the DOJ has requested documents related to various tooling bids, including a tooling program for which a subsidiary within the Company’s Cosma International operating unit acted as Tier 1 tooling supplier. The Company’s policy is to comply with all applicable laws, including antitrust and competition laws, and it is fully cooperating with the DOJ.

[c]          In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 14], however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.

24.  SEGMENTED INFORMATION

[a]          Magna, a diversified global automotive supplier, follows a corporate policy of functional and operational decentralization. It conducts its operations through divisions, which function as autonomous business units. As at December 31, 2011, Magna had 286 manufacturing operations and 88 product development, engineering and sales centres in 26 countries. Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to OEMs of cars and light trucks. The Company’s capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems as well as complete vehicle engineering and assembly.

Magna’s success is directly dependent upon the levels of North American and European [and currently to a lesser extent on Rest of World] car and light truck production by its customers. OEM production volumes in each of North America and Europe may be impacted by a number of geographic factors, including general economic conditions, interest rates, consumer credit availability, fuel prices and availability, infrastructure, legislative changes, environmental emission and safety issues, and labour and/or trade relations.

Given the differences between the regions in which the Company operates, Magna’s operations are segmented on a geographic basis between North America, Europe and Rest of World. The Company maintains management teams in each of the Company’s two primary markets, North America and Europe. The role of the North American and European management teams is to manage Magna’s interests to ensure a coordinated effort across the Company’s different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, the regional management teams centrally manage key aspects of the Company’s operations while permitting the divisions enough flexibility through Magna’s decentralized structure to foster an entrepreneurial environment.

Consistent with the above, the Company’s internal financial reporting separately segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth in the Company.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT represents income from operations before income taxes; interest income, net; and other expense, net.

The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1] and intersegment sales and transfers are accounted for at fair market value.

The following tables show certain information with respect to segment disclosures:

	2011
			Depreciation			Fixed	Fixed
	Total	External	and	Adjusted		asset	assets,
	sales	sales	amortization	EBIT	Goodwill	additions	net
North America
Canada	$5,951	$5,552				$115	$586
United States	7,025	6,514				281	804
Mexico	2,902	2,698				162	477
Eliminations	(1,023)	—				—	—
North America	14,855	14,764	$358	$1,373	$644	558	1,867
Europe
Euroland [i]	10,122	9,956				292	1,012
Great Britain	913	909				7	53
Other European countries	1,707	1,564				124	537
Eliminations	(186)	—				—	—
Europe	12,556	12,429	259	(22)	393	423	1,602
Rest of World	1,599	1,506	38	56	158	236	485
Corporate and Other [ii], [iii]	(262)	49	31	(40)	1	19	282
Total reportable segments	28,748	28,748	686	1,367	1,196	1,236	4,236
Other expense, net				(156)
Interest income, net				6
	$28,748	$28,748	$686	$1,217	$1,196	$1,236	4,236
Current assets							8,146
Investments, goodwill, deferred tax assets and other assets							2,297
Consolidated total assets							$14,679

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

	2010
			Depreciation			Fixed	Fixed
	Total	External	and	Adjusted		asset	assets,
	sales	sales	amortization	EBIT	Goodwill	additions	net
North America
Canada	$5,122	$4,777				$126	$638
United States	5,808	5,348				130	668
Mexico	2,346	2,189				49	371
Eliminations	(906)	—				—	—
North America	12,370	12,314	$358	$1,116	$651	305	1,677
Europe
Euroland [i]	8,338	8,185				177	970
Great Britain	813	813				5	58
Other European countries	1,271	1,170				131	490
Eliminations	(133)	—				—	—
Europe	10,289	10,168	242	117	402	313	1,518
Rest of World	1,016	930	27	72	140	44	211
Corporate and Other [ii], [iii]	(210)	53	29	(94)	1	84	336
Total reportable segments	23,465	23,465	656	1,211	1,194	746	3,742
Other expense, net				(25)
Interest income, net				11
	$23,465	$23,465	$656	$1,197	$1,194	$746	3,742
Current assets							7,485
Investments, goodwill, deferred tax assets and other assets							2,447
Consolidated total assets							$13,674

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

	2009
			Depreciation			Fixed	Fixed
	Total	External	and	Adjusted		asset	assets,
	sales	sales	amortization	EBIT	Goodwill	additions	net
North America
Canada	$3,299	$3,000				$62	$644
United States	4,008	3,762				71	709
Mexico	1,240	1,150				60	363
Eliminations	(550)	—				—	—
North America	7,997	7,912	$410	$25	$639	193	1,716
Europe
Euroland [i]	6,810	6,675				186	1,041
Great Britain	748	748				4	67
Other European countries	1,047	927				103	379
Eliminations	(160)	—				—	—
Europe	8,445	8,350	274	(273)	421	293	1,487
Rest of World	650	600	21	40	78	23	150
Corporate and Other [ii], [iii]	(216)	14	20	(71)	—	107	388
Total reportable segments	16,876	16,876	725	(279)	1,138	616	3,741
Other expense, net				(191)
Interest expense, net				(7)
	$16,876	$16,876	$725	$(477)	$1,138	$616	3,741
Current assets							6,085
Investments, goodwill deferred tax assets and other assets							2,312
Consolidated total assets							$12,138

[i]	For purposes of segmentation, Euroland has been defined as those European countries that have adopted the euro as their common currency.

[ii]	Included in Corporate and Other EBIT are intercompany fees charged to the automotive segments.

[iii]

Corporate and Other includes equity loss of $66 million [2010 - $30 million, 2009 - $nil] related to the Company’s proportionate share of the net loss in E-Car. For the year ended December 31, 2010, Corporate and Other also includes sales of $8 million and an Adjusted EBIT loss of $50 million related to E-Car prior to the deconsolidation of E-Car under the Arrangement [note 3].

For the year ended December 31, 2011, E-Car had sales of $92 million [2010 - $20 million, 2009 - $5 million], an Adjusted EBIT loss of $91 million [2010 - $89 million, 2009 - $45 million] and fixed assets of $77 million [2010 - $76 million, 2009 - $15 million].

[b]         The following table aggregates external revenues by customer as follows:

	2011	2010	2009

General Motors	$6,202	$4,731	$3,141
BMW	4,191	3,090	2,850
Fiat / Chrysler Group	3,864	3,102	1,817
Ford Motor Company	3,549	3,371	2,525
Volkswagen	3,187	2,567	2,001
Daimler AG	2,793	2,354	1,757
Other	4,962	4,250	2,785
	$28,748	$23,465	$16,876

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[c]          The following table summarizes external revenues generated by automotive products and services:

	2011	2010	2009

Exterior and interior systems	$11,020	$8,637	$5,927
Body systems and chassis systems	6,056	4,801	3,374
Powertrain systems	3,667	3,064	2,114
Complete vehicle assembly	2,690	2,163	1,764
Vision and electronic systems	2,066	1,756	1,315
Tooling, engineering and other	2,065	2,005	1,625
Closure systems	1,184	1,039	757
	$28,748	$23,465	$16,876

25.  COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year’s method of presentation.